U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                 AMENDMENT NO. 1


      General Form for Registration of Securities of Small Business Issuers
           Under Section 12(b) or 12(g) of the Securities Act of 1934.

                       VOICE MOBILITY INTERNATIONAL, INC.
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                 (Name of Small Business Issuer in its Charter)


           NEVADA                                      33-0777819
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(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)




701-543 Granville Street,  Vancouver, British Columbia, Canada       V6C 1X8
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         (Address of Principal Executive Offices)                   (Zip Code)

                                 (604) 482-0000
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                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class           Name of Each Exchange on Which
         to be so Registered           Each Class is to be Registered
         -------------------           ------------------------------


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
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                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
--------------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Section and elsewhere in this Registration Statement regarding matters that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All statements which address operating performance, events or developments that our management expects or anticipates to incur in the future, including statements relating to sales and earnings growth or statements expressing general optimism about future operating results, are forward-looking statements. The forward-looking statements are based on our management's current views and assumptions regarding future events and operating performance. Many factors could cause actual results to differ materially from estimates contained in our management's forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, competitive pressures, inadequate capital, unexpected costs, lower revenues, net income and forecasts, the possibility of fluctuation and volatility of our operating results and financial condition, inability to carry out marketing and sales plans and loss of key executives, among other things.

Summary

     We are the parent of Voice Mobility Inc. based in Vancouver and Victoria, British Columbia, Canada. The predecessor of Voice Mobility, Inc. was incorporated in 1993. Voice Mobility Inc.'s business concept was to develop and market voice mailbox servers to voice service providers. The voice service providers would then sell individual voice mailboxes to their customers.

     In February, 1994, Voice Mobility, Inc., in conjunction with British Columbia Telephone, installed the first Centrex ISDN line in British Columbia. In July, 1994, it sold its first unified messaging system.

     In May, 1998, Voice Mobility Inc. divested itself of its service portfolio in order to focus on software development and the marketing of its message management product. This decision has resulted in two full releases of the software in 1998, one release in July, 1999 and one scheduled for the last quarter of 1999. Over 95% of the Voice Mobility, Inc.'s latest software release was developed internally.

     We acquired Voice Mobility, Inc. on June 24, 1999. ("We" and "our" will apply to Voice Mobility International, Inc., as a holding company, or Voice Mobility Inc., our operating subsidiary, as appropriate.)

     We are engaged in the area of the telecommunications market known as "unified messaging." We are concentrating the marketing of our unified messaging platform, trademarked "e-go(tm)" to "Tier II" service providers that, in our management's opinion, are the most aggressive of the local access providers. Tier II service providers include Internet service providers (known as "ISPs"), competitive local exchange carriers (known as "CLECs"), cable operators and smaller incumbent local exchange carriers.

Our Product

     The e-go product family is a state-of-the-art resilient message management platform which has been produced to meet the evolving requirements of telephone carriers and their customers. e-go facilitates the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. Our voice and paging messaging products are based on our management's perception that, presently, many different types of end users and consumers must visit many communication locations in order to retrieve information or messages destined for them. We believe that many of these end users would subscribe to a service which simplifies the information retrieval process. To meet this perceived need, we have developed the "Enhanced Services Platform" as virtual post offices, each containing "cyber" mailboxes for thousands of people. Each user "rents" a seven-digit virtual mailbox that can receive, forward and contextualize stored information. e-go gives users easy access to information and the ability to retrieve it through a variety of means.

     For mobile workers, constant access to voice-mail and faxes over a network has profound ramifications. Wireless providers offering unified messaging as a value-added service could gain a huge benefit in the increase in per-minute usage for airtime generated by the placing and receiving of phone calls and for Internet access to downloaded e-mail, voice-mail and fax correspondence. Unified messaging ensures that messages are never lost as it creates a web-based reservoir of all incoming messages. Inbound cellular phone calls often do not reach their recipients because the recipient's phone is off, the recipient is out of range of the carrier's antennae, the volume of traffic is too high or for other reasons. Increased messaging reliability is essential for business users who generate or receive messages. Because service providers generate chargeable airtime and create brand loyalty only when calls are completed, improved reliability enhances the provider's income stream and competitive position.

     Subscribers can call a universal number and have all of their messages "played" back to them, in spoken words, if required. The e-go platform, with its inter-working software modules, converts all incoming messages to electronic records that can be spoken to the user over a telephone or accessed as e-mail. Due to threads between the different software modules, a fax can be played and forwarded as voice mail; e-mail likewise can be played and forwarded as voice mail. Fax and e-mail messages can also be directed to a secondary fax machine or a temporary fax machine such as one in a client's office or in a hotel. A number of companies such as Nokia Corporation are developing hand-held devices which can access e-mail. e-go is a suitable medium for such devices.

     An e-go user can connect securely to a web site and, at a glance, view the following:

o    number of voice mail messages

o    telephone numbers of those persons who have left voice mail messages

o    time at which each message was left

o    number of fax messages

o    number of pages of each fax

o    number of e-mail messages sent to any of the user's e-mail addresses

o    origin of each e-mail message

o    subject of each e-mail message.

     We have designed e-go to function on industry standard hardware such as Intel processor-based servers. In addition, e-go uses peripheral hardware, such as communication boards, based upon open system architectures, which support basic standards. Thus, we have assured compatibility with legacy equipment and adjunct hardware that may be designed to work in conjunction with the e-go system.

     Each of the independent software modules is described below:

     e-go contact:

     e-go contact is our full service unified communications solution, combining all the features of e-go message, described below, with the convenience of one - phone number service. With e-go contact, subscribers can merge all their wired and wireless communications, cellular telephone, pager, fax, home and office numbers, into a single phone number. e-go contact subscribers receive a single e-contact phone number for voice, faxing and paging. Those upgrading from e-go fax or e-go message service use their e-go fax number as their e-go contact number. Callers dial one number; and the system "hunts" for them at the subscriber's various telephone numbers. Subscribers retain complete control as they preset the calling sequence of the various contact numbers and schedule times of day when calls are directed to a specific number. Subscribers can filter calls so that only specific calls (such as calls from specific phone numbers) get through. This process creates fewer interruptions, while ensuring that specific or urgent calls are never missed.

     e-go message:

     e-go message provides a single "unified e-mailbox" which enables a subscriber to check for voice messages, faxes and e-mail. Through the use of e-go message, subscribers no longer need to access faxes at the fax machine, or listen on the phone to consecutive voice messages. A mouse-click starts, stops or deletes a voice message, pops up a fax or displays an e-mail. The mailbox stores a complete record of all messages; and these messages can be retained or forwarded just as any other e-mail. Traveling subscribers can use their e-mail program or their e-go Web page to send and receive messages anywhere in the world, with complete confidentiality and without incurring long distance charges. e-go message subscribers keep their phone numbers but forward their messages to their unified mailbox. They receive an e-go fax number which they also use to call e-go and retrieve their voice messages, faxes, and e-mail.

     e-go fax:

     e-go fax is a private, secure fax-to-e-mail service. The e-go fax converts faxes to e-mail attachments that subscribers can view on-screen, print, save, or forward. Confidential faxes remain confidential, instead of sitting in a common "in-box" for anyone to see. The subscriber has no need for fax machines or dedicated fax lines, as faxes are as easy to manage as regular e-mail. e-go fax subscribers receive an e-go fax number. Faxes sent to the e-go fax number are converted into e-mail attachments that can be viewed, saved, printed, forwarded, or sent to a local fax machine for printing. Finally, subscribers can receive fax notification via pager.

     Features of e-go

o    Greeting.  Subscribers can change their customized greetings at any time by
     dialing  their  numbers,   entering  personal  identification  numbers  and
     following instructions.

o Fax. Users receive a dedicated e-fax phone number. Faxes can be forwarded to a fax machine for printing or converted to graphic files and attached to e-mail, accessible either through subscribers' e-mail or e-go Web page. In addition, subscribers can dial in and listen to faxes via text-to-speech technology.

o Voice. Voice messages can be heard by telephone in the usual way. In addition, voice messages are converted to sound files and attached to e-mail, accessible through subscribers' e-mail or e-go Web page.

o Internet/Web. Web access to all e-messages eliminates long-distance charges. Web pages can be customized by the subscriber or ISP for branding, advertising, promotions and revenue generation. Web-based "inbox" displays a summary of waiting messages. Subscribers can forward or delete all e-messages or save to electronic folders in their computer's hard drive. Subscribers who find themselves without computer or Internet access can employ the telephone, which through the use of innovative text-to-speech technology can "read" e-mail messages over the phone.

o Pager Notification. As the e-go software can also communicate using standard paging protocols, subscribers with a pager equipped with alphanumeric capability can be advised upon the arrival of an e-mail, fax or a voice mail. In addition, users can be informed not only of the number of the faxing or calling party, but also the subject line of any incoming e-mail. Further enhancements to this software, which are under development, will allow for the header of a fax to be sent to the pager as well as the name of the calling party from a voice mail.

     Management's Market Analysis

     According to OVUM, a market research firm, worldwide telecommunications service revenues are projected to grow to well over $1.1 trillion by the end of the century. (Throughout this registration statement, we refer to United States dollars as "$" and to Canadian dollars as "Cdn$.") Our management believes that voice processing services such as those provided by our products should become an increasingly important element of this revenue growth. Voice processing is already widely available in North American fixed-line services and is being deployed worldwide in most mobile networks. In addition, fixed-line networks in Europe and emerging markets are starting to deploy these services. Likewise, the number of unified messaging mailboxes is predicted to grow from around 200,000 worldwide at the end of 1997 to more than $110 million by 2003. Worldwide product revenue should increase rapidly from a negligible market to $9 billion in 2003. Driving this expanding market is a change in professional culture. More members of the business community are working in remote locations including homes, hotel rooms and airports. Having one source for accessing information is critical to increasing productivity and remaining competitive.

     Overall, the messaging market has been growing rapidly:

o    Voice messaging  markets are growing at 18% to 21% per year, in contrast to
     the  growth  of  the  personal   computer  market  which  is  estimated  at
     approximately 4% per year.

o The fax machine market is maintaining a growth rate of approximately 14% per year.

o    The number of e-mail users has been estimated to reach 200 million by 2000.

     As global commerce and communications continue to evolve, the Internet is beginning to be viewed more as a utility than a toy. This growing credibility has placed upon the Internet builders and ISPs the responsibility to ensure the Internet can be utilized with same ease as the global telephone network. E-mail has become a pillar tool in the Internet with burgeoning uses in e-commerce, research, and corporate and public communications. As e-mail props up the growth of the Internet, our management believes that those connected will require e-mail to provide a single communications interface carrying the electronic equivalent of a postcard as well as faxes and voice mail. Thus, we believe that Internet users will demand a single or "universal" inbox to introduce simplicity to messages and to redirect calls from office to home or from home to mobile. This functionality would be a huge step forward in easing complexity and improving the power of the Internet.

     We intend to continue to differentiate ourselves from other integrated communication software developers and vendors on the basis of speed of innovation and development as well as price/performance and ease of use. Unified messaging, because it is among the first introductions of the "One Number" concept is, we believe, an excellent place to start in the development of new carrier software tools and applications. Our current research and development initiatives are centered on the belief that there will exist a broad mix of carriers and ISPs involved in communications service in the next few years.

     Marketing Strategy

     We are focusing our sales and development effort on building and selling products to the Tier II telephone carriers and ISPs experiencing the greatest level of growth. Our marketing strategy is focused on completely understanding the needs of the mid-size companies in the following market segments:

o    internet service providers

o    competitive local exchange providers

o    network service providers

o    application service providers

o    content providers (local, regional and national portals)

o    cable companies

o    wireless providers

     Data CLECs

     Data CLECs, known as "DCLECs," base their business on the efficient delivery of data services. Some DCLECs are regional, others are wider in coverage, but most are focused on building high-speed data capacity and on selling bandwidth to wholesale and/or retail customers. Many DCLECs have developed divisions that sell Internet access, retail and wholesale, through large modem pools. These modem pools are distributed as portals around their network, serving multiple area codes or regions. For DCLECs, there is a rich opportunity in offering Internet based technology. Internet based messaging to current customers. Their primary corporate customers are already purchasing high-speed data connections from them, and have already demonstrated a need for a communications infrastructure. Thus, DCLECs are in a unique position to offer combined services.

     New exciting technologies, known as digital subscriber loops or more commonly as "DSLs", are designed to transmit more information and very high speed connections through the copper wire that connects most of the households in North America. DSL is growing quite rapidly in the CLEC market. These technologies have created an opportunity to allow for voice and fax communications over the same lines to the advantage of the entire unified messaging market. A DSL user would likely be quite motivated by the opportunity to combine all of his required services onto one medium.

     Voice CLECs

     Voice CLECs have generated business by providing competitive choices to business and residential users for the provisioning of local telephone lines. In some cases, several voice CLECs have augmented low margin local business by entering the long-distance business. Unified messaging offers the voice-based CLEC the opportunity to offer alternatives to the local phone company, both for provisioning the simple phone line and for enhanced service offerings.

     In order to stave off competitive threats, many of the voice centered CLECs are engaging in simple Internet service offerings for their customers. Unified messaging offers such an opportunity. The process of connecting one type of network to another is known as convergence. Typically this phrase is used to describe the connection of the Internet to the voice network and ability of both to carry information typically carried by the other. Convergent technology connects to both the telephone network and the newer Internet network to allow for unique and cost effective service offerings. This "bridging" technology joins characteristics from one medium into the other.

     Voice CLECs, principally based in the world of telephony, can add substantial value to their clients by allowing for voice access to data, such as voice mail that has originated on the Internet.

     Wireless Providers

     As competition continues to increase in the wireless market, wireless providers are seeking innovative ways to increase profitability. Subscriber turnover is one of the major factors in profitability. Subscribers often "churn" so quickly that customer acquisition costs have not been recovered. In some cases, it can take more than eighteen months for costs of acquiring a subscriber's business to be recouped, and up to three years before a subscriber's revenue provides an adequate return. Investing in customer loyalty and network innovation are the most common defenses against churning. Although each circumstance is unique, improving customer loyalty by as little as 5% has been shown to improve overall profitability by almost 100%. In addition, all subscribers are not equally profitable. As in many service businesses, a small percentage of users accounts for the majority of revenues.

     Internet Service Providers

     This market segment has recently been undergoing both consolidation and re-engineering. With the increased competition for dial-up access, there is a need for the major providers in this market to look for alternative ways to increase business and to retain the current customer base.

     With increasing consumer options for Internet access, many ISPs have begun to focus on vertical marketing with specialization in certain marketplaces. Other ISPs have begun to move in the direction of transmission of voice services by partnering with a CLEC or, in many cases, applying for CLEC status themselves.

     International Markets

     International markets should offer us particularly strong opportunities. Advanced international markets are being fueled by rapid deregulation, the rise of the Internet and competition. Emerging markets are being fueled by the very basic need for high performance low cost telecommunications infrastructure. In these developing markets, ongoing problems exist in delivering high capacity phone or data services to the population. The problem is only now beginning to be addressed.

     We perceive a specific opportunity in jurisdictions where local telephone access is measured and billed at a per-minute usage rate. ISPs within these jurisdictions have begun to move toward providing free Internet service to their subscribers preferring to gain revenue by taking a percentage of the telephone usage charges. Thus, an ISP which is able to decrease the number of calls a subscriber must make to access all of the incoming messages (i.e. voice-mail and fax mail delivered by e-mail) will likely win a greater local market share.

     In the interim, we have a particular opportunity as our e-go system can be used in conjunction with a wireless data service to deliver voice mail and fax services to users beyond the reach of common carrier voice services. While a particular user may not have a phone connection, he may have a wireless Internet connection. e-go can be used to provide a working phone number with voice mail and fax services to this user despite the fact that the telephone carrier cannot.

     Competition

     Segmentation of the unified messaging market has begun to take place. The market has become divided into two main camps: service provider platforms and enterprise platforms.

     Service Provider Platforms: A service provider platform is built to meet the high capacity and high resiliency needs of the carrier environment. Typically, carrier grade systems will have fault tolerant fail-over capability and be able easily to handle many thousands of subscribers. In addition, a fully featured billing engine is often designed directly into a carrier grade product.

     Enterprise Platforms: An enterprise platform is built to be affixed to a PBX system already in place and is typically functions not with carrier grade facilities but facilities more commonly found connecting to office systems. Capacity is typically under 500 users.

     Vendors developing solutions for enterprise platforms are not considered by management to be competitors. Only those participating in developing product for ISPs are considered by management to be competition. In addition, the marketplace contains many companies which are themselves providers of service rather than developers of software solutions that are sold to providers.

     Most of our competitors which offer integrated messaging solutions sell their products at significantly higher prices and, thus, appear to target larger communications companies than those we have selected. Such competitors include Centigram Communications, Amteva Technologies, Inc., Call Sciences, Inc., Pulsepoint Communications, Inc. and Wildfire Communications, Inc. Centigram markets only to major telephone companies. A subsidiary of Cisco Systems, Inc. Amteva's services include Internet fax mail, single number reach, voice messaging and electronic messaging. Amteva has established a testing and implementation center that its customers can use as a staging ground while developing in-house systems. We do not have such an implementation center. Pulsepoint was acquired recently by Unisys Corp. It is difficult to speculate how Unisys will orient Pulsepoint. Wildfire's marketing strategy has been to introduce the unified messaging services in easy-to-consume bites under the theory that once a subscriber is hooked on entry level features, he or she can upgrade to more advanced features. We offer a package of features and believe that our target market is dissimilar from that of Wildfire. Wildfire, as an example, has elected to focus development and marketing efforts on a speech enabled interface. However, it has not developed some of the features that we, after extensive testing using focus groups, believe are needed by users.

     Unique competitors that straddle the marketplace, in that they both develop software and sell solutions to retail customers, also exist. Jfax.com, Inc. is an example of a company which offers a fax and unified messaging service to consumers while, at the same time, attempting to develop products to be sold to ISPs and telecommunications companies. In the opinion our management, many of the potential customers of Jfax and other such companies will view them as competitors of their on the retail level.

     Our management views Call Sciences as the competitor with the closest strategic direction and product offerings directed at the Tier II providers. We are successfully competing with Call Sciences due to our unique commercial licensing program and through a successful international channel strategy.

     In addition, through strategic alliances, we have the ability to offer carrier to carrier consulting and training not only in the launching of a unified messaging offering but also in its marketing.

     Pricing Strategy

     Our ongoing objective is to establish alliances with our component vendors and, during the development and marketing of the initial e-go systems, we invested significant effort to ensure that our vendors understood our long-term goals. As a result, we created an environment in which excellent price points for our system have been set. We have been able to achieve very high levels of functionality and performance from our Microsoft NT-based servers, giving us a wide price advantage compared to the competing systems which are Unix based.

     Our management has developed a very unique, annuity based pricing strategy that we believe will be likely to produce excellent result in the short term as unified messaging starts to have an impact on broader consumer markets.

     The notion driving this pricing model enables us to remove significant barriers to entry for service providers of any size. Many opportunities exist for ISPs to re-label a wholesale product and generate revenue accordingly but, given the entrepreneurial characteristics of most service providers, they would all prefer to provide the offering themselves as a single element in a overall integrated market strategy.

     Typical Commercial Licencing contracts are signed for a two year term and include volume price breaks. All software and support is included in the cost per user license. In all cases, the provider is expected to purchase the relevant hardware to launch the offering.

Risk Factors

     In order to take advantage of the safe harbor provisions for forward-looking statements adopted by the Private Securities Litigation Reform Act of 1995, we are identifying important risks and uncertainties that could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results.

     Uncertainty of Additional Capital

     We will need to raise additional capital either through the sale of equity or debt securities in private or public financing or through strategic partnerships, in order fully to market and upgrade our products. We cannot offer assurance that funds will be raised when we require them or that we can raise funds on suitable terms. We can offer no assurance that holders of our warrants will exercise them.

     Dependence on Key Personnel

     We are highly dependent on key members of our management, sales and marketing and engineering team. The loss of the services of one or more of our team may adversely affect our ability to achieve our business plan. Recruiting and retaining qualified technical personnel to carry out research and development and technical support will be critical to our future success. Although our management believes that we will continue to be successful in attracting and retaining skilled personnel, we can offer no assurance that we can accomplish this objective on acceptable terms.

     Early-Stage Company

     We are at an early stage of entering the commercial marketplace. As a result, we can provide only limited financial information upon which a prospective investor could make an evaluation to purchase or sell our securities. Our future operating results are subject to a number of risks, including our abilities to implement our strategic plan, to attract qualified personnel and to raise sufficient financing as required. Our management's inability to guide growth effectively (including implementing appropriate systems, procedures and controls) could have an adverse effect on our financial condition and operating results. (See "Item 7. Certain Relationships and Related Transactions.")

     Foreign Currency Exchange

     We face foreign currency exchange risk as a majority of our revenue is denominated in United States dollars and a majority of operating costs are incurred in Canadian dollars. Significant fluctuations in the foreign exchange between U.S. and Canadian currency will result in fluctuations in our annual and quarterly results. We have minimized our exchange risk by adopting a hedging program to minimize the possible fluctuations in our annual and quarterly results. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     Technological Change

     The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. Our success will depend heavily on our continuing ability to develop and introduce enhancements to our existing systems and new products that meet changing markets. We cannot provide assurance that our technology or systems will not become obsolete due to the introduction of alternative technologies. If we cannot continue to innovate successfully, our business and operating results could be adversely affected.

     Management of Rapid Growth and Limited Operating Experience

     We anticipate that the management of rapid growth will be a key challenge. Failure effectively to meet this challenge could have a material adverse effect on our operating results. Successful commercialization of the e-go technology will require management of a number of operational activities in which we have little experience. There is no assurance that, if our business grows rapidly, we will be able to manage such growth successfully.

     No Patent Protection

     We do not have and do not intend to apply for patents on our products. Management believes that the patent application process in many countries in which we intend to sell products would be time - consuming and expensive. In addition, patents would have the effect of publicizing the source code or other proprietary aspects of our products. Finally, we intend continually to improve and upgrade our products. As a consequence, any patent protection may be out of date by the time the patent is granted.

     Dependence on Suppliers

     Although we perform almost all of our software development in-house, we subcontract the manufacture of all of the equipment, which constitutes a significant part of our e-go product line. We do not have written supply agreements with any of our suppliers. Although we believe that alternative sources of supply will always be available and that the suppliers we have chosen have sufficient capacity to meet any increase in demand resulting from our projected expansion, a disruption in supply or degradation in quality could have an adverse impact on our business and financial results, particularly at a time when we are attempting to build brand identity and customer loyalty. In addition, an increase in prices from our suppliers could also have an adverse impact on our business and financial results.

     Unforeseeable Events and Conditions

     Unforeseeable events and conditions, many of which are outside our control, can impact our business. There can be no assurance that our operations will not be adversely affected by unforeseeable future events.

     Government Regulation

     Our business is subject to various federal, state and local government regulations. While we do not expect to experience an inability to obtain or maintain any necessary governmental licenses, permits or approvals, our failure to acquire or maintain licenses could have a materially adverse effect on our operating results.

     Minimal Trading History of Common Stock - Possible Stock Price Volatility

     Our common stock trades on a limited basis on the Over-the-Counter Bulletin Board. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other telephony companies, the trading volume in our common stock, changes in general conditions in the economy, the financial markets or other developments affecting us or our competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     Limitation on Officers' and Directors' Liabilities Under Nevada Law.

     Our certificate of incorporation and our by-laws provide that we shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law. In general, the Nevada Business Corporation Act permits indemnification of officers and directors in those instances where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Effect of Anti-Takeover Provisions.

     Our authorized capital consists of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. Our board of directors, without any action by shareholders, is authorized to designate and issue shares of preferred stock in such classes or series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of shares of preferred stock that may be issued may be superior to the rights granted to the holders of the existing shares of our common stock. Further, the ability of our board of directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of our common stock.

     Penny Stock Regulation

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system) or to other than established customers or accredited investors. [In general, "accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.] The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our securities become subject to the penny stock rules, investors may find it more difficult to sell their securities.

     Year 2000 Issues

     We have developed all of the e-go software internally and have ensured that all date fields are compatible to the year 2000. However, certain sub-components may not have been properly engineered to ensure date compatibility. Steps have been taken to confirm sub-component compatibility, but this area still remains one of moderate risk.

Significant Customers

     In early 1998, Maritime Tel & Tel Limited, ("MTT") based in Halifax, Nova Scotia, one of Canada's largest telephone companies, contracted with Voice Mobility to deploy a province - wide technical and marketing trial of products developed by Voice Mobility. MTT conducted extensive testing not only for technical performance but also for customer preferences and requirements. MTT's feedback enabled Voice Mobility to refine its products to improve function and usability.

     In January, 1999, both companies agreed to continue and expand the trials to test more software and to conduct extensive user trials in an effort to determine buyer behavior. This aspect of the trials was particularly useful as the unified messaging market was embryonic and lacking tangible consumer derived data. MTT agreed to continue the trials and Voice Mobility agreed to help reimburse MTT some of its expenses. It was later agreed we would exchange 1,428,571 shares of our common stock for the reimbursable amount of Cdn$500,000. MTT will also appoint a person from MTT to become a member of the board of directors. An agreement embodying these terms was entered into on September 16, 1999.

     One of our first opportunities to work together was in the preparation of a joint proposal to Cable and Wireless Bartel located in Barbados. Bartel has agreed to purchase and deploy e-go "version 4" in its business and consumer marets. We will provide jointly with MTT training, implementation, planning and marketing training and support.

Licenses, Patents and Trademarks
--------------------------------

        We use component software form the following vendors:

        Microsoft Corporation
        Allaire Corporation
        SendMail Inc.

     Where applicable, Voice Mobility has joined the developer programs of each of the companies and will seek any opportunity to leverage partner programs or developer relationship where possible. While we have written all of our software to utilize component software from these developers, we have had extensive experience with competitive offerings. Although the loss of one of these key software vendors would represent some delay, our management does not consider that a prolonged delay would result.


     We have applied for trademark registrations in Canada for the e-go tradename in conjunction with a stylized e-go mark inside a green circle. As of June, 1999, Voice Mobility has been granted the trademark of both the name and the visual of e-go in Canada. Further applications are pending for the United States and Europe.

Employees.
----------

     As of September 30, 1999, we employed 31 people, 5 of whom are engaged in marketing and sales, 17 in research and development, and 9 in management and administration. Our employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------       ---------------------------------------------------------------
              RESULTS OF OPERATIONS.
              ----------------------
     The following discussion should be read in conjunction with Consolidated Financial Statements and related notes.

     Voice Mobility International, Inc. is a Vancouver-based unified messaging company focused on emergent technologies for telecommunications providers. We market our lead product, e-go, both to telephone companies and Internet service providers. e-go allows subscribers to use a single electronic mailbox to store and retrieve voicemail, faxes, and e-mail from many types of devices, including wireline and wireless phones, e-mail or Web browsers. Commencing fiscal year 1999, we have changed our fiscal year end from March 31 to December 31.

     Results of Operations for the six months ended June 30, 1999 and June 30, 1998

     Revenue - Revenue was $83,262 compared to $64,400 for the six months ended June 30, 1999 and 1998. This increase in revenue was primarily due our management's decision in December 1997 to divest the entire service portfolio and the sale of centrex lines, choosing instead to focus efforts on software development and marketing unified messaging systems resulting in higher software license sales.

     Cost of Revenue - Cost of revenue is primarily comprised of software licenses, telephony hardware, data and voice transmission costs, and installation costs. Cost of revenue was $27,727 or 33% of revenue compared to $42,705 or 66% of revenue for the six months ended June 30, 1999 and 1998. The decrease in cost of revenue reflects our management's decision to divest the entire service portfolio and the sale of centrex lines. We anticipate that our data and voice transmission costs will decrease as a result of the divestiture. In contrast, we anticipate that our software licenses, telephony hardware, and installation costs, and related operating costs to grow for the foreseeable future. Cost of revenue as a percentage of revenue decreased as a result of the increases in revenue over the same period last year.

     Operating Expenses

     Sales & Marketing - Our sales and marketing costs consist primarily of sales and marketing personnel, advertising, promotions, public relations, trade shows and business development. Sales and marketing expenses were $1,165,542 or 1400% of revenue and $23,318 or 36% of revenue for the six months ended June 30, 1999 and June 30, 1998. The increase of $1,142,224 in sales and marketing expense between the two periods primarily reflects employee stock option compensation cost of $908,750 that was determined using the intrinsic method in accordance with APB25. The additional increase of $233,474 in sales and marketing expense between the two periods are a result of an increase in sales and marketing personnel, promotions, and participation in industry trade shows. The increase also reflects business development efforts that have resulted in a key strategic relationship with MTT, the primary telecommunications common carrier in the Canadian Province of Nova Scotia. Sales and marketing as a percentage of revenue increased as a result of increases in related expenses over the same period last year. We anticipate that our sales and marketing costs will increase significantly in the foreseeable future as we continue to develop and implement our marketing strategy and hire additional sales and marketing personnel.

     Research and Development - Our research and development costs consist primarily of personnel, data and voice transmission, and the lease of office space. Research and development costs were $1,555,984 or 1869% of revenue compared to $64,411 or 100% of revenue for the six months ended June 30, 1999 and June 30, 1998. The increase of $ $1,491,573 in research and development costs from 1998 to 1999 primarily reflects an employee stock option compensation cost of $1,268,600 that was determined using the intrinsic method in accordance with APB25. The additional increase of $222,973 in research and development costs between the two periods is a result of increases in personnel and leased office space. Research and development as a percentage of revenue increased as a result of increases in related expenses over the same period last year. We believe that research and development is a cornerstone of our business and significant investments are required to enhance our products as well as develop new products in order to remain competitive. We anticipate that our research and development costs will continue to increase in the foreseeable future.

     General and Administrative - Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,571,753 or 1888% and $156,522 or 243% for the six months ended June 30, 1999 and June 30, 1998. The increase of $ 1,415,231 primarily reflects employee stock option compensation cost of $1,283,188 that was determined using the intrinsic method in accordance with APB25. The additional increase of $132,043 in general and administrative costs between the two periods are a result of recruitment of personnel which resulted in an increase of $53,850 from 1998 to 1999, as well as an increase of $31,248 in consulting fees over the same period last year. General and administrative costs as a percentage of revenue increased between the two years as a result of increases in expenses over the same periods. We anticipate that general and administrative costs will continue to grow in the foreseeable future as we implement our market growth strategies.

     Interest Expense (Income), Net - Our interest expense is primarily related to short-term debt. Interest expense (income), net was $37,800 or 45% of revenue and $13,935 or 22% of revenue for the six months ended June 30, 1999 and June 30, 1998. We anticipate our interest expense to decrease in the foreseeable future as the we agreed to debt settlement agreements with three major creditors. Short-term debt of $250,000 and $33,000 due to shareholders was settled for in exchange for 750,000 shares of our common stock and 101,000 common stock purchase warrants respectively. The loans were advanced to the us over time beginning in 1995. In addition, $167,000 of long-term debt was settled in exchange for 500,000 common stock purchase warrants.

     Loss on sale of assets and settlement of liabilities - We, (as Equity Capital Group, Inc.) incurred a loss of $11,965 or 14% of revenues in the six months ending June 30, 1999. The transaction involved the sale of our assets and liabilities to Pioneer Growth Corporation. We received common stock of Pioneer Growth Corporation in consideration which we distributed ratably as a dividend to our stockholders.

     Income Taxes - As of December 31, 1997, we had non-capital losses of $318,965 carried forward and available to offset income in the future. Such net operating loss carryforwards will begin expiring in the year 2004. For reconciliation to U.S. GAAP purposes, a valuation allowance was recognized for the year ending December 31, 1998 to offset deferred tax assets arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain. The amounts of and benefits from our net operating loss carryforwards when we operated as Equity Capital Group, Inc. have not been included as the net operating loss carryforwards may be impaired or limited following changes in the ownership of our common stock.

                     Years Ended December 31, 1998 and 1997

                               VOICE MOBILITY INC.
                       Condensed Statements of Operations
          For the years ending December 31, 1998 and December 31, 1997
                           (Expressed in U.S. Dollars)

                                     1998       1997        1998       1997
                                       $         $            %          %
--------------------------------------------------------------------------------
REVENUE
Sales                             119,248     519,687        100%       100%
Less:  cost of sales              (75,439)   (260,274)       (63)       (50)
--------------------------------------------------------------------------------
                                   43,809     259,413         37         50
--------------------------------------------------------------------------------
EXPENSES
Sales and marketing               189,691      59,797        159         12
Research and development          283,918      66,126        238         13
General and administrative        460,911     236,158        387         45
--------------------------------------------------------------------------------
                                  934,520     362,081        784         70
--------------------------------------------------------------------------------
Loss before other expenses       (890,711)   (102,668)      (747)       (20)
Other expenses
   Loss on sale of marketable
   securities -                   (39,098)          0         (8)         0
   Interest expense               (39,887)    (26,973)       (33)        (5)
--------------------------------------------------------------------------------
                                  (39,887)    (66,071)       (33)       (13)
--------------------------------------------------------------------------------
Loss for the year                (930,598)   (168,739)      (780%)      (32%)
--------------------------------------------------------------------------------
Loss per share                      (0.11)                  (0.13)
--------------------------------------------------------------------------------

     Results of Operations for the Year ended December 31, 1998 and December, 31, 1997

     Revenue - Revenue was $119,248 and $519,687 for the years ended December 31, 1998 and 1997. The decrease of $400,439 in revenue was primarily due to management's decision in December 1997 to divest the entire service portfolio and the sale of centrex lines.

     Cost of Revenue - Cost of revenue is primarily comprised of software licenses, telephony hardware, data and voice transmission costs and installation costs. Cost of revenue was $75,439 or 63% of revenue and $260,273 or 50% of revenue for the years ended December 31, 1998 and 1997, respectively. The decrease of $184,835 in cost of revenue reflects management's decision to divest the entire service portfolio and the sale of centrex lines, choosing instead to focus efforts on software development and marketing unified messaging systems. We anticipate that our data and voice transmission costs will decrease as a result of the divestiture. In contrast, we anticipate that our software licenses, telephony hardware, and installation costs, and related operating costs to increase in the foreseeable future. Cost of revenue as a percentage of revenue increased as a result of the decreases in revenue over the same period.

     Operating Expenses

     Sales & Marketing - Our sales and marketing costs consist primarily of sales and marketing personnel, advertising, promotions, public relations, trade shows and business development. Sales and marketing expenses were $189,691 or 159% of revenue and $59,797 or 12% of revenue for the years ended December 31, 1998 and 1997, respectively. The increase of $129,894 in sales and marketing expense between the two periods primarily reflects an increase in sales and marketing personnel, promotions, and participation in industry trade shows. The increase also reflects business development efforts that have resulted in a key strategic relationship with MTT. Sales and marketing as a percentage of revenue increased as a result of increases in related expenses over the same period. We anticipate that our sales and marketing costs will increase significantly in the foreseeable future as we continue to develop and implement our marketing strategy and hire additional sales and marketing personnel.

     Research and Development - Our research and development costs consist primarily of personnel, data and voice transmission, and the lease of office space. Research and development costs were $283,918 or 238% of revenue and $66,126 or 13% of revenue for the years ended December 31, 1998 and 1997. The increase of $217,792 in research and development costs from 1997 to 1998 primarily reflects increases in personnel and leased office space. Research and development as a percentage of revenue increased as a result of increases in related expenses over the same period last year. We anticipate that our research and development costs will continue to increase in the foreseeable future.

     General and Administrative - Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel and the lease of office space. General and administrative costs were $460,911 or 387% and $236,159 or 45% for the years ended December 31, 1998 and 1997. The increase of $224,752 from 1997 to 1998 includes the recruitment of personnel which resulted in an increase of $74,258 from 1997 to 1998, as well as an increase of $21,554 in regulatory fees and $20,662 in legal and accounting fees over the same period. General and administrative costs as a percentage of revenue increased between the two years as a result of increases in expenses over the same periods. We anticipate that general and administrative costs will continue to grow in the foreseeable future.

     Interest Expense (Income), Net - Our interest expense is primarily related to short-term debt. Interest expense (income), net was $39,887 or 33% of revenue compared to $26,973 or 5% of revenue for the years ended December 31, 1998 and 1997. We anticipate our interest expense to decrease in the foreseeable future as the Company agreed to debt settlement agreements with its three major creditors.

     Loss on Sale of Marketable Securities - A loss of $39,098 or 8% of revenues was incurred on the sale of marketable securities in the year ended December 30, 1997.

     Income Taxes - As of December 31, 1997, we had non-capital losses of $318,965 carried forward and available to offset income in the future. Such net operating loss carryforwards will begin expiring in the year 2004. For reconciliation to U.S. GAAP purposes, a valuation allowance was recognized for the year ending December 31, 1998 to offset deferred tax assets arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

     Fluctuations in Annual and Quarterly Results

     Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including:

1. the amount and timing of expenditures required to develop strategic relationships to enhance sales and marketing;

2. changes in the growth rate of Internet usage and acceptance by consumers of unified messaging systems;

3. emergence of new services and technologies in the market in which we compete; and

4.   fluctuations of foreign currency exchange rates.

     We have incurred substantial operating losses, net losses and negative cash flow on both a quarterly and annual basis. For the years ende December 31, 1998 and 1997 we had an operating loss of $890,711 and $102,668 respectively. We had a negative cash flow from operating and investing activities of $1,127,149 and $35,603 for the years ended December 31, 1998 and 1997. For the six months ended June 30, 1999 we had an operating loss of $4,237,743 and a negative cash flow from operating and investing activities of $4,259,982. We expect to continue to incur net losses for the remainder of the fiscal period ending December 31, 1999 and do not expect positive cash flow from operating and investing activities.

     We also faces foreign currency exchange risk as a majority of our revenue is denominated in U.S. currency and a majority of operating costs are incurred in Canadian currency. Significant fluctuations in the foreign exchange between U.S. and Canadian currency will result in fluctuations in our annual and quarterly results. We have minimized our exchange risk by adopting a hedging program to minimize the possible fluctuations in our annual and quarterly results.

     Our six months ended June 30, 1999 and June 30, 1998 results as well as our annual results have fluctuated as a result of the time and dollar expenditures required to develop our strategic relationships. We will continue to build on our strategic relationship with MTT, as well as develop new relationships. Our future quarterly and annual results will continue to fluctuate as we plan to allocate significant resources to sales and marketing and continue on our growth strategies.

     Liquidity and Capital Resources

     Since our decision to divest of our entire service portfolio the sale of centrex lines in December 1997, we have financed our operations primarily through the private placement of common stock, and short-term debt. At June 30, 1999, we had approximately $209,714 in cash and cash equivalents, increasing $104,791 from the year-end balance of $104,923.

     Net cash used for operating activities was $974,004 and $94,307 for the years ended December 31, 1998 and 1997, respectively. The increase in net cash used in operating activities between the years ended December 31, 1998 and 1997 is primarily a result of increasing net losses. Net cash used for operating activities was $4,347,551 and $274,239 for the six months ended June 30, 1999 and June 30, 1998. The increase in net cash used in operating activities between the six months ended June 30, 1999 and 1998 is also primarily a result of increasing net losses.

     Net cash provided in investing activities was $58,704 for the year ended December 31, 1997 as a result of proceeds on sale of marketable securities of $89,833. The difference of $31,129 was used in investing activities for the year ended December 31, 1997 for the purchase of equipment. Net cash used in investing activities was $153,145 for the year ended December 31, 1998 as a result acquisition of equipment, furniture and fixtures.

     Net cash used in investing activities for the six months ended June 30, 1999 and 1998 was $112,431 and $58,207, respectively. The increase in net cash used in investing activities between the six months ended June 30, 1999 and 1998 is primarily a result of purchase of equipment, furniture, fixtures, as well as leasehold improvements.

     Net cash provided by financing activities increased by $1,127,553 between from 1997 to 1998. The increase from $35,910 in 1997 to $1,163,463 in 1998 resulted primarily from an increase in notes payable of $717,183 and subscriptions to private placements of $403,619.

     Net cash provided by financing activities increased $4,071,907 from $365,376 for the six months ended June 30, 1998 to $4,437,283 for the six months ended June 30, 1999. The change in net cash provided by financing activities consists of the settlement of short-term debt of $33,000 due to shareholders in exchange for 101,000 common stock purchase warrants as well as the settlement of long-term debt of $167,000 due to a shareholder in exchange of 500,000 common stock purchase warrants. The warrants issued in exchange for the settlement of debt each have an exercise price $0.50. The change in net cash provided by financing activities also include the issuance of 750,000 shares of our common stock in exchange for the settlement of short-term loans of $250,000. The loans were advanced to the us over time beginning in 1995.

     Net cash provided by financing activities for the six months ended June 30, 1999 also includes a stock option compensation cost of $3,406,538 which was determined using the intrinsic method in accordance with APB25. No stock options have been exercised to date.

     Over the next several months Voice Mobility International, Inc. will expect to receive the proceeds of warrants being exercised. The warrants are expected to generate $2,156,500 in capital that will be used as working capital. $173,333 was received prior to June 30, 1999 as a result of warrants exercised. Subsequent to June 30, 1999 an additional $200,000 was received by the Company as a result of warrants exercised.

Impact of Year 2000 Issue

     Like many other companies, the Year 2000 issue creates risks for us. The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any computer software program or hardware that has date-sensitive software of embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000 which could result in system failures or miscalculations causing disruptions to operations and normal business activities.

     We are a comparatively new company and as a result, the software and hardware we use to operate our business have all been purchased or developed in the last several years. While we cannot guarantee that we have eliminated all risks related to the Year 2000, we can state that steps have been taken to minimize the risks associated to the Year 2000 issue.

     We have developed and implemented Year 2000 compliance plans related to both our internal business operations, as well as our product compliance. With respect to our Year 2000 plan we have ensured all of our hardware equipment and software used in normal business operations are certified as Y2K compliant. Our strategy involves maintaining an extensive inventory of any and all computer-related systems and software, whether initially thought to be exposed to the Y2K bug or not. An assessment is made of each inventory item identifying potential risks or uncertainties. All hardware that is not Year 2000 compliant is disposed of, and all software used is certified to be Year 2000 compliant through written documentation provided by the vendor.

     We are committed to providing releases of our software which are certified as being Year 2000 compliant. We have developed all of the e-go software internally and have ensured that all date fields are compatible to the year 2000. However, certain subcomponents may not have been properly engineered to ensure date compatibility. Steps have been taken to confirm sub-components compatibility, but this area still remains one of moderate risk. Third party products that are bundled into our unified messaging systems have been researched for Year 2000 compliancy, and all of the vendors have released statements indicating they are fully Year 2000 compliant.

ITEM 3.  DESCRIPTION OF PROPERTY.
-------  ------------------------

     Our United States office is located in shared modern office premises at Suite 200, 5031 South Ulster Parkway, Denver Colorado 80237 under a month to month arrangement with the lessor of the premises who is not affiliated with us. We pay no rent under an oral understanding.

     Our operating subsidiary, Voice Mobility Inc., occupies approximately 2,000 square feet at 701-543 Granville Street, Vancouver, British Columbia V6C 1X8. The lease, with a non-affiliated party, expires March 30, 2002. Rent is $53,276 per year.

     Voice Mobility Inc. leases an engineering facility at 20 - 3318 Oak Street, Victoria, BC, V8X 1R1, of 5,387 square feet, under a lease with an unaffiliated party that expires on May 31, 2004, at $85,138 per year.

     Voice Mobility Inc. also leases sales offices in Vancouver, BC, and Mississauga, Ontario on a month to month basis.

     We believe that existing facilities are adequate for our needs through at least the end of 1999. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms and without undue operational disruption.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
------    ---------------------------------------------------------------

     We have set forth in the following table certain information regarding our common stock beneficially owned on September 30, 1999, for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of the our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At September 30, 1999, 17,650,321 shares of our common stock were outstanding.


  NAME AND ADDRESS              NUMBER OF SHARES OF COMMON       PERCENT OF
OR IDENTITY OF GROUP             STOCK BENEFICIALLY OWNED   BENEFICIAL OWNERSHIP
--------------------            --------------------------  --------------------

Edith Marion Both(1)                    2,700,000                 15.3%
843 Ida Lane, Kamloops
BC, V2B 6V2
Canada

James Jay Hutton(2)                    2,0555,000                 11.5%
6442-180th St.
Surrey, BC, V3S 7K2
Canada

William E. Krebs(3)                     2,443,897                 13.6%
300 Stewart Road
Salt Spring Island
BC, V8K 2C4
Canada

Robert Cashman                            250,000                  1.5%
Mr. Robert L. Cashman
2100 West Orangewood Avenue
Orange, California 92868-1950

Jason Corless(4)                        1,238,671                  6.9%
312-3277 Glasgow Ave.
Victoria, BC, V8X 1M3
Canada

All Executive Officers and Directors    6,898,894                 42.5%
as a Group (4 persons) (5)
-----------------------

(1) Includes 50,000 Plan Options. These shares are owned by E. W. G. Investments Ltd. of which Ms. Both is the sole shareholder.

(2) Includes 36,778 shares which are owned by Janice Gurney, his wife, over which Mr. Hutton disclaims beneficial ownership. Includes 250,000 Plan Options.

(3) Includes 2,000,000 shares owned by Pacific Western Mortgage Corp. of which Mr. Krebs is the sole shareholder and 93,897 shares owned by Margit Kristiansen, Mr. Krebs' wife. Mr. Krebs disclaims beneficial ownership of the shares owned by his wife. Includes 250,000 Plan Options.

(4) Includes 114,671 shares owned by Cathie Stevens, his wife, over which Mr. Corless disclaims beneficial ownership. Includes 250,000 Plan Options.

(5)  Does not include Plan Options

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------  -------------------------------------------------------------

     The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

     Name           Age                 Position
     ----           ---                 --------
James J. Hutton     33       President, Chief Executive Officer and a Director

William E. Krebs    52       Chairman of the Board of Directors, Secretary
                                 and Treasurer

Edith Marion Both   66       A Director

Robert Cashman      66       A Director

Randy G. Buchamer   44       A Director

     James J. Hutton has also served as President, Chief Executive Officer and a Director of our subsidiary, Voice Mobility, Inc. since 1998. From 1990 to the present, he has also served as Director and President of Sycamore Group Holdings, a family company involved in diversified investments. Mr. Hutton served as Canadian Regional Manager for Ascend Communications (1995-1998). He served in various capacities for Gandalf Systems, Inc., from 1989 to 1995, starting as a sales executive and becoming Western Regional Manager. From 1987 to 1989, Mr. Hutton was a Sales Trainee in the Automotive Electronics Group of Amp of Canada. Mr. Hutton attended the University of British Columbia.

     William E. Krebs has been Chairman of the board of directors of our subsidiary, Voice Mobility, Inc. since its inception. He also has served as President and a director of Pacific Western Mortgage Corp. since 1987 and served as President and a Director of Pacific Western Capital Corp. from 1994 to 1995. He has been a director of Waverider Communications, Inc., a public company traded on the Over-the-Counter Bulletin Board since 1997 and was its Secretary from 1997 through May, 1999. Mr. Krebs served as Director and President of
TelcoPlus Enterprises Ltd. and its wholly owned subsidiary, Intertec Telecommunications Inc., from 1990 to 1995. Mr. Krebs is a Chartered Accountant and practiced as such from 1970 to 1978. He served as a Director and President of CT&T Telecommunications Inc. from 1990 to 1995. Mr. Krebs has been a member of the Canadian Instititue of Chartered Accountants since 1973.

     Edith Marion Both was employed by Transport Canada from 1980 to 1995 and served as its Resource Manager from 1985 to 1995. She presently serves as the Regional President of the Elizabeth Fry Society of Canada, a society which assists woman who have had problems with legal authorities, and was Treasurer of its National Board. She serves on the board of directors of the Women's Future Fund, a cross discipline entity adjudicating funding for women issues. Mollie became a registered Cytotechnologist in 1973.

     Robert Cashman has served, from 1993 to the present, as chairman and senior partner of The Charleston Group, a business consulting and investment banking firm. From 1975 to 1992, he was President of Pacific Envelope Company. From 1989 to 1992, Mr. Cashman was a director of Pacific Inland Bank. Mr. Cashman owned, from 1960 to 1974, Cashman Insurance Counselors, a general insurance agency. In addition, he serves as Secretary and a director of the following companies:
Homelife, Inc. (OTCBB: HMLF) since 1996, Pacific Ocean Restaurants, Inc. since 1998; and Aeromedical Group, Inc. since 1997. He served as President and a director of our company when it was named Equity Capital Group, Inc., from its inception in September, 1998 to June 30, 1999 and continues to serve as a director. Mr. Cashman also is a Commissioner of the Orange County Airport, a member of the MCAS El Toro Reuse Citizens Advisory Commission and City of Anaheim Private Industry Council/Economic Development Council. He was a member of the Los Angeles Olympic Organizing Committee from 1982 to 1984. Mr. Cashman attended East Central State College, Oklahoma, Santa Ana College, California and received his B.S. in Business Administration in 1956 from University of California at Los Angeles

     Randy G. Buchamer has served from 1996 as Vice President and Chief Operating Officer of Mohawk Oil Retail SBU and from 1989 to 1996 as Vice
President  Corporate  Services  and Chief  Information  Officer  for  Mohawk Oil
Company. From 1987 to 1988, he was Retail Market Specialist for Digital Equipment of Canada Limited. Mr. Buchamer founded and served, from 1981 to 1988, as President of Vartech Systems Corporation and RB Computer Products, an IBM value added reseller and North American software publisher and distributer of retail, distribution and manufacturing software solutions. From 1979 to 1981, he was Sales Manager and, from 1978 to 1979, a Sales Representative for Micom Canada Ltd. He received his MBA from Simon Fraser University's Executive Management Development Program in 1994 and his BBA in Marketing and Finance from the University of Illinois in 1978. He also has completed courses at the IBM Canada Business Management School. He is a member of the Vancouver Board of Trade and the Sales and Marketing Executives Association of Vancouver.

     Key Management Employees of Voice Mobility, Inc., our operating subsidiary are:

     James J. Hutton, our President, is also President and a director.

     William E. Krebs, our Secretary and Treasurer is Secretary and Treasurer and a director.

     William  Gardiner  (44  years  old)  has been  Vice  President  -  Business
Development since 1997 and served as a consultant from 1995 to 1997. At Voice Mobility, he engineered the basic concept of the "follow me" number which is an integral feature of the e-go platform and was responsible for introducing the first e-mail to voice service in Canada, as well as call connect, same line fax, fax to voice, and e-mail to voice. Mr. Gardiner earned a Diploma in Computer Technology from Computer Data Institute in 1989.

     Jason Corless (29 years old) has served as Director of Engineering since 1997 and was a consultant to Voice Mobility from 1994 to 1997 where he assisted in the design and development of prototypes of e-mail to speech, web paging, and TNPP paging. Mr. Corless served as a software developer for Hughes Aircraft in 1994 where he was involved in network performance testing of the Canadian
Automated Air-Traffic Control System (known as "CAATS"). In 1991, he was a software developer for Northern Telecom where he designed and developed software for the "DSM 250" product line as part of the frame relay billing group. Mr. Corless received a Bachelor of Science in Computer Science from the University of Victoria in 1994 and a Master of Science in Computer Science from the University of Victoria in 1995. His monograph entitled "Publication in Software" was published in Practice and Experience Journal, Volume 28, Number 12, October 1998.


     Budd Stewart (46 years old) has served as Vice President - Operations since 1999. From 1997 to 1999, he was Director of Operations at Enhanced Cellular Systems Inc. where he was responsible for negotiating and maintaining various U.S.A. carrier agreements and operating systems, as well as installation and maintenance of the U.S.A.-based credit card cellular payphone network. From 1995 to 1996, he was Director of Customer Service for Prime Copy Office Systems where his responsibilities included service, refurbishing and warehouse operations at Canada's largest Mita copier and Panafax facsimile dealer. Mr. Steward served as Director of Technical Operations, at Savin (Ricoh) Canada from 1994 to 1995 at which firm he was in charge of ten branches in Western Canada with a staff of over 90 service personnel. From 1989 to 1993, he was President and owner of Stewart/Scotvold Holdings, a project manager for non-residents in custom home construction. Mr. Stewart was employed by Bell Canada and Bell Canada International from 1976 to 1989 in various capacities, successively Section Manager - Repair Service Bureau, Director Operations - Customer Service and Director Cost and Results. In this last capacity, he was responsible for negotiating and tracking the $3 billion annual operating expense budget of the seven business units of Bell Canada. Mr. Stewart received a Bachelor of Arts from University of Toronto.

     Geoff Heston (47 years old) has served as Senior Vice President of Sales and Marketing since August, 1999. Prior to joining Voice Mobility, Mr. Heston served, from 1997 to 1999 as Vice President - Wireless Marketing, for Diablo Research Company, a contract engineering and consulting company. From 1994 to 1997, Mr. Heston was Vice President and General Manager, Canadian Operations, of Metricom Inc. a provider of wireless Internet access. From 1989 to 1994, Mr. Heston worked for Motorola successively as Senior Project Manager, Marketing Manager - Public Wireless Networks and Major Account Manager. From 1984 to 1989, he was Senior Applications Specialist for Gandalf Data Ltd. From 1976 to 1984, Mr. Heston specialized in the operation and support of mainframe computers for school administration and students successively for McGill University,
University of British Columbia and the Vancouver School Board. Mr. Heston attended Mount Allison University and Marianopolis Collge.

ITEM 6.  EXECUTIVE COMPENSATION.
-------  -----------------------

CASH COMPENSATION.
------------------

     The following table shows, for the two-year period ended December 31, 1998, the cash and other compensation we paid to our Chief Executive Officer and to each of our executive officers who had annual compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE
                           --------------------------

     NAME AND                                                     OTHER ANNUAL
PRINCIPAL POSITION                YEAR     SALARY       BONUS    COMPENSATION(1)
------------------                ----     ------       -----    ---------------

Robert Cashman                    1998       -0-        -0-            -0-
President and                     1997
Chief Executive Officer
(resigned June, 1999)

James J. Hutton                   1999    $72,600       -0-            -0- (1)
President and
Chief Executive Officer
of Voice Mobility Inc.
and since June, 1999
of the Company

------------------------

1. Compensation was paid to Mr. Hutton by Voice Mobility, Inc., our operating subsidiary

OPTION GRANTS IN THE LAST FISCAL YEAR.
--------------------------------------

     The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended December 31, 1998 (Voice Mobility Inc.) and March 31, 1999 (the Company), to each person named in the Summary Compensation Table.



                      NUMBER OF       % OF TOTAL
                      SECURITIES      OPTIONS/SARS    EXERCISE OR
                      UNDERLYING       GRANTED TO      BASE PRICE
                     OPTIONS/SARS     EMPLOYEES IN     ($/SHARES)    EXPIRATION
    NAME             GRANTED (#)     FISCAL YEAR                       DATE
    ----             -----------     -----------       ----------    ----------

Robert Cashman            0               0               N/A         N/A

James J. Hutton           0               0               N/A         N/A*


* Subsequent to the end of the 1998 fiscal year, we have issued 250,000 options to Mr. Hutton. The options are excercisable at $1.00 and expire June 30, 2004

1996 STOCK OPTION PLAN
----------------------

     In June 29, 1999, our board of directors adopted the Fiscal 2000 Stock Option Plan (the "Plan") as a means of increasing employees', board of advisors, consultants' and non-employee directors' proprietary interest and to align more closely their interests with the interests of our stockholders. The Plan should also maintain our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

     Under the Plan, we have reserved an aggregate of 5,000,000 shares of common stock for issuance pursuant to options ("Plan Options"). Our board of directors or a committee of our board of directors (the "Committee") will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

     Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of common stock owned by the eligible person and receive a new Plan Option to purchase shares of common stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by our board of directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by our board of directors or the Committee.

     The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

     Our (and any of our subsidiary's) officers, directors, key employees and consultants will be eligible to receive Non-Qualified Options under the Plan. Only employees are eligible to receive Incentive Options.

     Recipients of Plan Options may not assign or transfer them, except by will or by the laws of descent and distribution. During the lifetime of the optionee, an option may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee but is a member of our board of directors and his service as a director is terminated for any reason, other than death or disability, the Plan Option granted to him or her shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is disabled, the Plan Option granted to him or her lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of the disability.

     Our board of directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan, or (ii) changes the definition of an Eligible Person under the Plan.

     As of September 30, 1999, we granted 2,706,750 Plan Options pursuant to the Plan. As of September 30, 1999, no Plan Options had been exercised.

OPTION EXERCISES AND HOLDINGS.
------------------------------

     The following table sets forth information with respect to the exercise of options to purchase shares of our common stock during the fiscal year ended March 31, 1999 to each person named in the Summary Compensation Table and the unexercised options held as of the end of 1999 fiscal year.



                         AGGREGATED OPTION/ EXERCISES IN
             LAST FISCAL YEAR AND 1998 FISCAL YEAR END OPTION/VALUES
             -------------------------------------------------------

                                                               NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                                                    UNDERLYING        IN-THE-MONEY OPTIONS/
                                                                UNEXERCISED OPTIONS    SARS AT 1998 FISCAL
                                                                AT 1998 FISCAL YEAR       YEAR END ($)
                                                               END (#) EXERCISABLE/       EXERCISABLE/
                       SHARES ACQUIRED ON         VALUE            UNEXERCISABLE          UNEXERCISABLE
                            EXERCISE          REALIZED
     NAME                      (#)                 ($)
     ----              -------------------    ------------     --------------------    -------------------
Robert Cashman              0                    0                   0                        0

James J. Hutton             0                    0                   0                        0*



-------------------

* Subsequent to the end of the 1998 fiscal year, we issued 250,000 options to Mr. Hutton. The options are excercisable at $1.00 and expire June 30, 2004. The intrinsic value of the options on September 30, 1999, is $375,000 Based on our determination of fair market value of the purchased shares on the option exercise date less the exercise price paid for the shares.



             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
             ------------------------------------------------------

                        NUMBER OF SHARES,      PERFORMANCE OR           ESTIMATED FUTURE PAYOUTS UNDER
                          UNITS OR OTHER     OTHER PERIOD UNTIL          NON-STOCK PRICE-BASED PLANS
                              RIGHTS           MATURATION OR            ------------------------------
                               (#)                 PAYOUT         THRESHOLD     TARGET       MAXIMUM
      NAME                                                        ($ OR #)     ($ OR #)     ($ OR #)
      ----              ----------------     -----------------    ----------   ---------    ----------

Robert Cashman                0                     0                 0            0              0

James Jay Hutton              0                     0                 0            0              0



EXECUTIVE EMPLOYMENT AGREEMENTS
-------------------------------

     We have not entered into any employment agreements with our officers and directors and have paid no compensation to them. Our operating subsidiary, Voice Mobility Inc. has entered into employment agreements with its executive employees. James Jay Hutton, President of Voice Mobility Inc., entered into an employment agreement on April 1, 1998 which terminates on March 31, 2000. He receives a salary of Cdn$100,000 per year plus 250,000 Plan Options exercisable at $1.00 per share. William Gardiner, Vice-President - Business Development of Voice Mobility, Inc., entered into an employment agreement on August 1, 1998 which terminates on August 1, 2001. He receives a salary of Cdn$60,000 per year plus 200,000 Plan Options exercisable at $1.00 per share. Jason Corless, Director of Engineering of Voice Mobility Inc., entered into an employment agreement on October 1, 1998 which terminates on August 1, 2001. He receives a salary of Cdn$60,000 per year plus 200,000 Plan Options exercisable at $1.00 per share. (Options to purchase shares of Acrex Ventures Inc. as set in the employment contracts of Messrs. Hutton, Gardiner and Corless, attached to this registration statement as exhibits, were amended by resolution of our board of directors to provide options in our company as stated above in this paragraph.) Bud Stewart, Vice-President - Operations of Voice Mobility Inc., entered into an employment agreement on June 20, 1999 which terminates on June 19, 2001. He receives a salary of Cdn$100,000 per year plus 250,000 Plan Options exercisable at $1.00 per share. Mr. Stewart may also receive an additional 250,000 Plan Options pursuant to mutually agreeable performance criteria. Geof Heston, Senior Vice-President of Sales and Marketing of Voice Mobility Inc., entered into an employment agreement on August 7, 1998 which terminates on August 6, 2001. He receives a salary of Cdn$100,000 per year plus 250,000 Plan Options exercisable at $1.00 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------  -----------------------------------------------

     We were incorporated in the State of Nevada on October 2, 1997 under the name Equity Capital Group, Inc. to serve as a merchant banking firm with a business consulting/investment division and a real estate division. The initial board of directors consisted of Robert Cashman, Yale Mizrahi and Georgia Cashman.

     Our initial certificate of incorporation authorized 10,100,000 shares of capital stock divided into: 10,000,000 shares of common stock of $.001 par value per share and 100,000 shares of preferred stock without par value. Our certificate of incorporation was amended on June 24, 1999 to authorize the issuance of 51,000,000 shares of capital stock divided into 50,000,000 shares of common stock, $.001 par value each and 1,000,000 shares of preferred stock, $.001 par value each.

     On December 20, 1997,  we entered  into a Plan of Exchange  Agreement  with
Ward Enterprises, Inc., ("Ward") of which Robert Cashman was the sole stockholder, for the exchange of all the capital stock of Ward Enterprises, Inc. for 1,500,000 of our shares of common stock.

     During the first quarter of 1998, we sold 100,000 shares of our common stock under Rule 504 of Regulation D to the Securities Act of 1933 for a total of $100,000.

     On January 15, 1998 Robert Cashman was elected as the Chairman of the board of directors and John Vilagi was elected to the board of directors upon the resignation of Yale Misrahi and Georgia Cashman.

     On June 15, 1998, we entered into an exchange agreement with HomeLife Inc., a Nevada Corporation trading on the Over the Counter Bulletin Board under the symbol "HMLF". The agreement involved the exchange of 375,000 shares of HomeLife Inc. common stock in exchange for 75,000 of our shares of our common stock.

     In July, 1998, we sold 100,000 shares of HomeLife, Inc. common stock for cash consideration of $100,000.

     Prior to our acquisition of Ward, Ward had sold envelope manufacturing equipment to Specialty Envelope Company ("Specialty") on credit terms. On October 20, 1998, we entered into a settlement and mutual release agreement with Specialty. We took back the equipment as well as inventory, spare parts, tools, accounts receivable, deposits, pending orders, customer lists and released Specialty from all liabilities to us. In January, 1999, we transferred the repossessed assets to ASI Acquisition Corp. ("ASI") for 300,000 of its shares of common stock representing 15% of its issued and outstanding shares, the remaining 85% being owned by Robert Cashman. ASI is a private company and used to equipment and other assets to enter the envelope printing business which it has continued to the present time.

     On November 12, 1998, we formed First Consolidated Securities, Inc. ("First Consolidated") to acquire Tuschner Financial Group, Inc. ("Tuschner Financial") which was the parent of Tuschner & Company, Inc., a broker-dealer. We agreed to issue our common stock in four installments based on the broker-dealer meeting certain performance criteria. We issued 27,240 of our shares of common stock on signing. In May, 1999, the acquisition was mutually terminated and we did not issue any additional shares. We also had transferred 87,000 shares of Time Financial Services Inc. common stock (OTBB:TIMF) which were owed by Ward to Consolidated Financial which Consolidated Financial had transfered to Tuschner Financial; and, as part of the termination of the relationship, Consolidated Financial transferred the shares to Tuschner Financial Tuschner Financial has agreed to return these shares to Consolidated.

     In January, 1999, we issued, in consideration of a promissory note in the principal amount of $350,000, 350,000 of our shares of common stock to Fun Kart Holdings, Inc.

     In March 9, 1999, we issued two promissory notes, one to John Vilagi, then a director, in the principal amount of $25,000 and one Robert Cashman, a director, then President, in the principal amount of $22,500 in exchange for funds in the principal amounts of the promissory notes. The notes bear interest at 15% and are payable in payable in monthly installments of principal and interest of $835 and $2,000 respectively. Messrs. Vilagi and Cashman have agreed release us from the repayment obligations of the notes and to look to Pioneer Growth Corporation for payment.

     On April 1, 1999, we reverse split our shares of common stock 4:1 and on that date sold an aggregate of 8,293,000 shares of our common stock to 52 persons. On that date, we also entered into an agreement with Pioneer Growth Corporation under which it received all our assets and assumed our liabilities. Messrs. Vilagi and Cashman agreed to release us and to look to Pioneer Growth Corporation for repayment of their promissory notes. Pioneer Growth Corporation issued to us 2,174,000 of its common stock which we distributed ratably to our stockholders of record on March 31, 1999.

     On June 24, 1999, we changed our name through an amendment to our certificate of incorporation to Voice Mobility International, Inc. and on June 30, 1999 changed our trading symbol from EQCG to VMII on the Over the Counter Bulletin Board.

     On September 15, 1993 "454581 B.C. Ltd." was incorporated under the laws of British Columbia. and owned 100% by Ernest Weir Gardiner. Ernest Weir Gardiner and Ernest William Gardiner constituted the initial board of directors. Ernest Weir Gardiner was issued 100 Class "A" Common Shares. In June, 1994, he began to finance operations through loans.

     On July 20, 1994, the charter of "454581 B.C. Ltd." was amended to change its name W.G.T. Teleserve Canada Inc.

     In December, 1995, Pacific Western Mortgage Corporation, a company owned by William E. Krebs, began to loan funds to W.G.T. Teleserve to fund operations.

     On January 29, 1996, Ernest Weir Gardiner transferred 50 of his Class "A" Shares in W.G.T. Teleserve to Pacific Western Mortgage Corporation.

     On October 31, 1997, W.G.T. Teleserve purchased the 100 issued and outstanding Class "A" common shares from Ernest Weir Gardiner and Pacific Western Mortgage corp. for $1.00 per share and cancelled them. Concurrently, it issued Class "B" common shares in the following numbers, for the price of $0.01 per share, as follows:

E.W.G. Investments Ltd.             3,750 shares
James Joseph Hutton                 2,250 shares
Pacific Western Mortgage Corp.      1,500 shares
Jason David Corless                   900 shares

     On October 31, 1997, Ernest Weir Gardiner resigned as a director and officer and Ernest Williams Gardiner, James Joseph Hutton and William Krebs were appointed directors. The new board of directors elected Ernest William Gardiner as President, James Joseph Hutton as Secretary, and William Krebs as Chairman of the Board.

     On November 4th, 1997. W.G.T. Teleserve by special resolution subdivided its authorized capital of 200,000 shares into 200,000,000 shares. Thus the authorized capital was 200,000,000 shares divided into:

         100,000,000 Preferred shares with a par value of $0.01 each; and

         25,000,000 Class "A" voting common shares without par value 25,000,000 Class "B" voting common shares without par value 25,000,000 Class "C" voting common shares without par value 25,000,000 Class "D" non-voting common shares without par value

     In December, 1997, W.G.T. Teleserve shareholders agreed to merge it into Acrex Ventures Ltd. Acrex Ventures subsequently initiated its first private placement of 1,500,000 shares at Cdn$0.26625 per unit pursuant to a prospectus exempt securities offering in British Columbia, Canada. Each unit consisted of one share and one warrant exercisable at Cdn $0.50 to purchase an additional share of Acrex Ventures Ltd. The resulting proceeds were loaned to W.G.T. Teleserve to fund research and development activities.

     On June 10, 1998, W.G.T. Teleserve changed from being a British Columbia corporation to a Canadian corporation and, simultaneously, changed its name to Voice Mobility Inc.

     In June, 1998, Voice Mobility Inc. began to conduct field trials of its integrated messaging product with Maritime Tel & Tel Ltd. in Nova Scotia, at the cost of MTT to be reimbursed by Voice Mobility. In addition, Voice Mobility and MTT jointly developed new telecommunications applications for telecommunications services providers.

     On August 30, 1998, Voice Mobility and its shareholders entered into an agreement to sell 100% of its shares to Acrex Ventures, a transaction requiring the approval of the Vancouver Stock Exchange.

     In June 1998, Acrex Ventures initiated its second private placement of 1,000,000 units at Cdn$0.50 per share pursuant to a prospectus exempt securities offering in British Columbia, Canada. Each unit consisted of one share and one warrant exercisable at Cdn$0.50. The resulting proceeds were loaned to Voice Mobility to fund research and development activities.

     In January, 1999, Acrex Ventures initiated its third private placement of 2,000,000 units at Cdn$0.50 pursuant to a prospectus exempt securities offering in British Columbia, Canada. Each unit consisted of one share and one warrant exercisable at Cdn$0.75. The resulting proceeds were loaned to Voice Mobility to fund research and development activities.

     In May, 1999, Acrex Ventures initiated its fourth private placement of 258,000 units at Cdn$0.50 per unit pursuant to a prospectus exempt securities offering in British Columbia, Canada. Each unit consisted of one share and one warrant exercisable at Cdn$0.75. The resulting proceeds were loaned to Voice Mobility to fund research and development activities.

     In June, 1999 Acrex and Voice Mobility mutually rescinded their agreement whereby Acrex would acquire 100% of the capital stock of Voice Mobility Inc.

     On June 24, 1999, we entered into an agreement with the shareholders of Voice Mobility Inc. under which we agreed to acquire all the issued and outstanding capital stock of Voice Mobility in exchange for 6,600,000 of our shares of common stock. The shareholders of Voice Mobility listed below, agreed that they would initially exchange their capital stock of Voice Mobility for 6,600,000 "exchange B" shares of a wholly-owned Canadian subsidiary in which we would be the sole shareholder of "A" voting stock. From time to time, they could exchange their shares of the subsidiary for an equal number of our shares of common stock.

     The 6,600,000 "exchange" shares of the Canadian subsidiary were agreed to be divided among the stockholders of Voice Mobility as follows:

1. E.W.G. Investments Inc.                  2,650,000 shares
2. James Hutton                             1,750,000 shares
3. Jason Corless                              850,000 shares
4. Pacific Western Mortgage Corporation     1,250,000 shares
5. Corey Scholefield                          100 000 shares

     This agreement was expanded on September 30, 1999, when we entered into a voting, support and exchange trust agreement with our newly-acquired subsidiary, Voice Mobility Canada Limited, a Canadian corporation ("VM Canada"), and Owen, Bird, barristers and solicitors, a British Columbia partnership, as trustee for the shareholders of Voice Mobility Inc. Pursuant to that agreement, VM Canada purchased all of the capital stock of Voice Mobility Inc. in consideration for 6,600,000 exchangeable preferred shares (the "Exchangeable Shares") of VM Canada. Each Exchangeable Share may be exchanged for one share of our common stock.

     The Exchangeable Shares provide the former Voice Mobility Inc. shareholders with a security of a Canadian issuer which has economic (including voting) attributes that are, as nearly as practicable, equivalent to those of our shares of common stock. Because the exchange of securities of Voice Mobility Inc. was made with a taxable Canadian corporation, a deferral of Canadian income tax is available to the shareholders of Voice Mobility Inc. all of whom are residents of British Columbia. This deferral would not have been available in respect of the tender of shares to us as we are not a Canadian corporation. Similarly, a tax deferral would not be available to British Columbia residents if the shares of Voice Mobility Inc. had been sold for cash.

     In connection with the exchange, we agreed to issue a new non-participating special voting share to the trustee for the benefit of the holders of the Exchangeable Shares. The trustee will hold our special voting share. The trustee will be entitled at our stockholder meetings, to a number of votes equal to that number of votes which the holders of Exchangeable Shares outstanding at such time would be entitled if they exchanged all of their Exchangeable Shares for our shares of common stock. These voting rights will be exercised by the Trustee only upon receipt of instructions from the holders of Exchangeable Shares.

     Each Exchangeable Share is entitled to dividends from VM Canada payable at the same time as, and in the same form as, dividends paid by us on each of our shares of common stock and may be paid in stock or cash. Upon the liquidation, dissolution or winding-up of VM Canada or any other distribution of assets of VM Canada among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from VM Canada for each such share an amount equal to the market price of one of our shares of common stock on the business day prior to the liquidation date, which will be satisfied by the delivery of shares of our common stock, together with an additional amount equivalent to the full amount of all declared and unpaid dividends on each Exchangeable Share and all dividends and distributions declared on our shares of common stock that have not been declared on each Exchangeable Share with a record date prior to the effective date of the exchange. Notwithstanding, upon any proposed liquidation, dissolution or winding-up of VM Canada, we and our subsidiary, VMI Sub, will have an overriding call right to purchase outstanding Exchangeable Shares, at the same price in cash.

     The Exchangeable Shares are non-voting and are "retractable" at the option of the holder at any time. Upon retraction the holders will be entitled to receive from VM Canada for each share an amount equal to the market price of one of our shares of common stock on the business day prior to the retraction date, which will be satisfied by the delivery of our shares of common stock together with an additional amount equivalent to the full amount of all declared and unpaid dividends on each retracted Exchangeable Share and all dividends and distributions declared on our cdommon stock that have not been declared on each Exchangeable Share with a record date prior to the effective date of the exchange. Notwithstanding the foregoing, upon being notified by VM Canada of a proposed retraction by a holder of Exchangeable Shares, we and VMI Sub will have an overriding call right to purchase the Exchangeable Shares that are the subject of the proposed retraction for the same price in cash.

     VM Canada shall redeem all of the Exchangeable Shares remaining outstanding on July 1, 2009. Upon such redemption, the holder of an Exchangeable Share will be entitled to receive from VM Canada for each Exchangeable Share redeemed an amount equal to the market price of one of our shares of common stock, which will be satisfied by the delivery of our shares of common stock, together with an additional amount equivalent to the full amount of all declared and unpaid dividends on each Exchangeable Share and all dividends and distributions declared on a our common stock that have not been declared on each Exchangeable Share with a record date prior to the effective date of the exchange. Notwithstanding, we and VMI Sub will have an overriding call right to purchase on the last business day prior to the date of redemption all the Exchangeable Shares, at the same price in cash.

     In the event of our dissolution, liquidation or winding-up, the Exchangeable Shares will be automatically exchanged for an equivalent number of our shares of common stock so that the holders of Exchangeable Shares may participate in the dissolution, liquidation or winding-up on the same basis as our stockholders.

     Upon the exchange of Exchangeable Shares, the holder will no longer be a beneficiary of the trust that holds the special voting share.

     Our special voting share, which we intend to issue shortly, will carry a number of voting rights, including rights exercisable at any meeting of the holders of our shares of common stock, equal to the number of Exchangeable Shares outstanding on the record date established for any such meeting, subject to adjustment. Our stockholders and the holders of Exchangeable Shares will vote together as a single class on all matters unless otherwise required by applicable law. The special voting share will not be entitled to dividends and will not participate in any dissolution, liquidation or winding-up. At such time as the special voting share has no votes attached to it because there are no Exchangeable Shares outstanding, it will be cancelled. The special voting share, upon issue, will be held by the trustee for the benefit of holders of Exchangeable Shares from time to time and each voting right will be voted in accordance with the instructions received by the trustee from such holders of Exchangeable Shares. In the absence of any instructions received from such holder of Exchangeable Shares, the voting rights to which such holder is entitled will not be exercised. Upon the exchange of Exchangeable Shares for our shares of common stock, the voting rights will terminate.

     Pursuant to the Exchange Agreement, we have granted to the trustee for the benefit of the holders of the Exchangeable Shares a put right, exercisable upon the insolvency of VM Canada. This put right, when exercised, will require us to purchase from a holder of Exchangeable Shares all or any part of the Exchangeable Shares held by such holder. The purchase price for each Exchangeable Share will be an amount equal to the market price of one of our shares of common stock on the business day prior to the date of closing the purchase under the put right, which will be satisfied by the delivery of our shares of common stock, together with an additional amount equivalent to the full amount of all declared and unpaid dividends on each Exchangeable Share and all dividends and distributions declared on our shares of common stock that have not been declared on each Exchangeable Share with a record date prior to the effective date of the exchange.

     The Exchange Agreement provides that we will:

(a) not declare or pay any dividends on our shares of common stock unless (i) VM Canada has sufficient assets available to pay equivalent dividends on the Exchangeable Shares, and (ii) VM Canada simultaneously declares or pays, as the case may be, such equivalent dividends on the Exchangeable Shares;

(b) take all actions and do all things as are necessary or desirable to enable VM Canada to honour the redemption and retraction rights and dissolution entitlements that are attributes of the Exchangeable Shares; and

(c) not reorganize our capital in a manner effecting our shares of common stock or make certain distributions on our shares of common stock unless an economically equivalent change is made to, or benefit is conferred upon the holders of, the Exchangeable Shares.

          The Exchange Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take over bid or similar transaction with respect to our shares of common stock is to be effected with the consent or approval of our board of director, we will use all reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable holders of Exchangeable Shares to
participate  in  such  Offer  on  an  economically   equivalent   basis  as  our
stockholders.

     On June 29, 1999, we issued 750,000 shares of our common stock to Pacific Western Mortgage Corp., owned by William Krebs, an officer and director, in full satisfaction of consideration of the cancellation of indebtedness of $250,000 to Voice Mobility Inc.

     On June 29, 1999, Ibex Investments Ltd. forgave indebtedness of $167,000 in consideration of the receipt of 500,000 warrants exercisable at $.50 per share. On that date, Ernest Weir Gardiner forgave indebtedness of $33,000 in consideration of the receipt of 101,000 warrants exercisable at $.50 per share.

     On June 29, 1999, we issued an aggregate of 2,706,750 Plan Options to our employees, directors and consultants. 1,625,000 were issued at $1.00; 1,041,750 at $.75 and 40,000 at $2.72. All options expire June 28, 2004.

     On June 30, 1999, Acrex Ventures Ltd. agreed to transfer its loans outstanding aggregating $1,123,472 from Voice Mobility Inc. to us, in consideration of our issuing common stock warrants with terms and conditions substantially identical to the warrants issued by Acrex Ventures to the subscribers in its four private placements. All classes of warrant terminate on December 29, 2000. On that date, we issued 1,600,000 Class "A" Warrants exercisable at Cdn$0.26625; 1,000,000 Class "B" Warrants exercisable at Cdn$.50; 1,1940,000 Class "C" Warrants exercisable at Cdn$.50 per share; and 253,000 Class "D" Warrants exercisable at Cdn$.50 per share.

     On June 30, 1999, we began trading on the Over-the-Counter Bulletin Board under the name Voice Mobility International, Inc. and under the symbol VMII.

     In June, July and August, 1999, an aggregate of 400,000 Class A Warrants, 380,000 Class B Warrants and 100,000 Class C Warrants were exercised for an aggregate of $380,000 into restricted shares of our common stock.

     On September 16, we entered into an agreement with MTT whereby we agreed to issued to MTT 1,428,571 shares of our common stock in satisfaction of the obligations of Voice Mobility Inc. to MTT and will permit MTT to appoint one of our directors.

ITEM 8.  DESCRIPTION OF SECURITIES
------  --------------------------

     Under our amended certificate of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 16,221,750 shares were outstanding as of September 30, 1999. We are also authorized to issue up to 1,000,000 shares of preferred stock, par value $.001 per share, of which no shares were issued and outstanding as of September 30, 1999. We intend to issue one special voting share of preferred stock to Owen, Bird as trustee for the former shareholders of Voice Mobility Inc.(see Item 7 - Certain Relationships and Related Transactions).

COMMON STOCK.
-------------

     Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All our outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK.
----------------

     Under our amended certificate of incorporation, we are authorized to issue preferred stock with such designations, rights and preferences as our Board of Directors may from time to time determine. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our stock. We could issue preferred stock as a method of discouraging, delaying or preventing a change of control of our company. Our board of directors has created one series of preferred stock, Series A Preferred Stock (see Item 7 - Certain Relationships and Related Transactions).

WARRANTS
--------

     On June 30, 1999, Acrex Ventures Ltd. agreed to transfer its loans outstanding aggregating $1,123,472 from Voice Mobility, Inc. to us, in consideration of our issuing common stock warrants with terms and conditions substantially identical to the warrants issued by Acrex Ventures to the subscribers in its four private placements. All classes of warrant terminate on December 29, 2000. The warrants are immediately exercisable and are not redeemable. All of our shares issuable upon exercise of the warrants will be fully paid and nonassessable. We intend to register sufficient shares of our common stock underlying each class of warrant; however, share certificates issued to holders of warrants who exercise them prior to the effective date of a registration statement will be legended to prevent sale, hypothecation or transfer in the absence of an effective registration or an exemption from registration. On June 30, 1999, we issued 1,600,000 Class "A" Warrants exercisable at Cdn$0.26625; 1,000,000 Class "B" Warrants exercisable at Cdn$.50; 1,1940,000 Class "C" Warrants exercisable at Cdn$.50 per share; and 253,000 Class "D" Warrants exercisable at Cdn$.50 per share.


                                     PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
------     --------------------------------------------------------------------
           OTHER SHAREHOLDER MATTERS.
           -------------------------

     Our shares of common stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "VMII". Prior to the third calendar quarter of 1999, our shares of common stock were traded under the symbol "ECGI". The reported high and low bid prices for the common stock are shown below for the period from inception of trading in the fourth quarter of 1998 through June 30, 1999. All prices have been adjusted to reflect a 4:1 reverse split. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

                                                   HIGH BID        LOW BID
                                                   --------        -------
1998
       Fourth Quarter                               $18.00          $18.00

1999
       First Quarter                                $18.00          $18.00
       Second Quarter                               $18.00          $12.00
       Third Quarter                                $ 3.00          $ 2.00

     The closing price of our common stock on September 30, 1999, was $2.50, as quoted on the OTC Electronic Bulletin Board. As of September 30, 1999, there were 16,221,750 shares of common stock outstanding, 95 shareholders of record, and approximately 95 beneficial holders.

     Our transfer  agent is  OTR/Oxford  Transfer,  317  Southwest  Alder (Suite
1120), Portland Oregon 97204.

     We have never paid cash dividends on our common stock and we presently intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future. Future dividend policy will depend on ours earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.
-------  ------------------

     Not applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------  ----------------------------------------------

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------  ----------------------------------------

    During the first quarter of 1998, we sold 100,000 shares of our common stock under Rule 504 of Regulation D to the Securities Act of 1933 to 32 investors for a total of $100,000.

     On April 1, 1999, we undertook a 4:1 reverse stock split of our common stock. All figures set forth below give effect to the reverse split.

     On April 1, 1999, we sold for an aggregate of $200,000 an aggregate of 8,293,000 shares of our common stock to 52 investors under Rule 504 of Regulation D to the Securities Act of 1933.

     On June 24, 1999 and September 20, 1999, we entered into agreements with the stockholders of Voice Mobility, Inc., a Canadian corporation, under which the stokholders exchanged all of the capital stock of Voice Mobility, Inc. for 6,600,000 "Exchange Shares" of our wholly-owned subsidiary, Voice Mobility Canada Ltd. The former shareholders of Voice Mobility, Inc. have the right to exchange the capital stock they own of our subsidiary into 6,600,000 of our shares of common stock. (See "Item 7. Certain Relationship and Related Transactions" for a complete description of this transaction.)

     On July 1, 1999, 1999, we issued an aggregate of 4,793,000 Warrants in four classes to 50 persons ("Warrantholders") in consideration of the release of an aggregate of $1,123,472 of principal amount of loans which had been extended to us by Acrex Ventures Ltd. and the simultaneous release of an equal principal amount of indebtedness from Acrex Ventures Ltd. to the Warrantholders who were its lenders. The warrants were issued in the same ratio as the principal amount of the loans from the Warrantholders to Acrex Ventures Ltd.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------  ------------------------------------------

     Chapter 78 of the Nevada Revised Statutes permits the indemnification of directors, employees, officers and agents of Nevada corporations as follows:

Section 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents:
--------------------------------------------------------------------------------

     General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
--------------------------------------------------------------------------------

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
----------------------------------------------------------------------------

1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

     (a)  The creation of a trust fund.

     (b)  The establishment of a program of self-insurance.

     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

     (d)  The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

4.   In the absence of fraud:

     (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

     (b)  The insurance or other financial arrangement:

          (1)  Is not void or voidable; and

          (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

     Our Certificate of Incorporation provides as follows:

                                   Article XI

     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada Law.

                                   Article XII

     The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under Nevada Law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Our By-Laws provide as follows:

             ARTICLE X - INDEMNIFICATION OF DIRECTORS AND OFFICERS

1. INDEMNIFICATION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
     fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The
     termination  of  any  action,  suit  or  proceeding  by  judgment,   order,
     settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was lawful.

2. DERIVATIVE ACTION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corpporation as a director, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action, suit or porceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation.

3. SUCCESSFUL DEFENSE. To the extent that a director, trustee, officer, employee or agent of the corporation has been successful, on the merits or otherwise, in whole or in part, in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

4. AUTHORIZATION. Any indemnification under paragraph 1 and 2 above (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in paragarph 1 and 2 above. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directrors who were not parties to such action, suit or proceeding, (b) if by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or by the shareholders. Anyone making such a determination under this paragraph 4 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

5. ADVANCES. Expenses incurred in defending civil or criminal actions, suits or perceedings shall be paid by the corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in paragraph 4 above upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined by the corporation that the payment of expenses is authorized in this Section.

6. NONEXCLUSIVITY. The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of shareholders or disinterested director or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

7. INSURANCE. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

8.   "CORPORATION"  DEFINED.  For  purpose  of this  action,  references  to the
     "corporation" shall include, in addition to the corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, trustees, officers, employees or agents, so that any person who is or was a director, trustee, officer, employee or agent of such of constituent corporation will be considered as if such person was a director, trustee, officer, employee or agent of the corporation.

                                    PART F/S

     The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------


                                    CONTENTS




                                                                         PAGE

TABLE OF CONTENTS                                                           1

ACCOUNTANTS' AUDIT REPORT                                                   2

FINANCIAL STATEMENTS
         Balance Sheets                                                   3-4
         Statements of Operations                                           5
         Statements of Comprehensive Income/(Loss)                          6
         Statements of Stockholders' Equity                                 7
         Statements of Cash Flows                                        8- 9
Notes to Consolidated Financial Statements                              10-19

                          Independent Auditors' Report





Board of Directors
Equity Capital Group, Inc. and Subsidiary
Orange, California

     We have audited the accompanying balance sheets of Equity Capital Group, Inc. and Subsidiary (a Nevada Corporation, successor to Ward Enterprises, Inc., (Note 1)) as of March 31, 1999 and 1998, and the related statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended March 31, 1999, 1998, and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Equity Capital Group, Inc. and Subsidiary at March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended March 31, 1999, 1998, 1997 in conformity with generally accepted accounting principles.






Irvine, California
August 30, 1999

                    Equity Capital Group, Inc. and Subsidiary
                                 Balance Sheets
                          As of March 31, 1999 and 1998



                                     ASSETS


                                                     March 31,        March 31,
                                                       1999            1998
                                                     ----------    -----------
Current Assets
     Cash                                            $    1,454    $    41,348
     Accounts Receivable, net of allowance
       for doubtful accounts of $155,215.                 6,314        276,200
     Accrued Interest Receivable (Note 5)                     -         30,327
     Marketable Equity Securities (Note 3)                  614      1,425,198
     Notes Receivable - Current (Note 4)                      -        100,000
     Lease Payments Receivable - Current (Note 5)             -          7,508
                                                     ----------    ----------
         Total Current Assets                        $    8,382    $ 1,880,581


Fixed Assets
     Office Furniture & Equipment -
       Net (Notes 1 & 2)                             $   20,610    $    21,755
                                                     ----------    -----------
         Total Fixed Assets                          $   20,610    $    21,755

Other Assets
     Organization Costs - Net (Note 1)               $     1,073   $     1,427
     Notes Receivable -
       Less Current Portion (Note 4)                           -       300,000
     Lease Payments Receivable -
       Less Current Portion (Note 5)                           -       311,469
     Accrued Interest Receivable -
       Less Current Portion (Note 5)                           -       112,623
                                                     ------------   -----------

         Total Other Assets                          $     1,073    $  725,519

                                                     -----------    ----------
Total Assets                                         $    30,065    $2,627,855
                                                     ===========    ==========





             See accompanying notes and independent auditors' report

                    Equity Capital Group, Inc. and Subsidiary
                                 Balance Sheets
                          As of March 31, 1999 and 1998



                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                    March 31,        March 31,
                                                      1999             1998
                                                    --------         --------
Current Liabilities
     Accounts Payable                         $      16,499     $       5,057
     Income Taxes Payable (Note 7)                    1,600            13,869
     Deposits                                        -                 14,000
     Notes Payable (Note 9)                          -                  4,640
                                                  ----------         ---------
         Total Current Liabilities            $      18,099     $      37,566

Long Term Liabilities
     Deferred Income Taxes (Note 7)           $      -                196,829
     Unearned Interest Income (Note 5)               -                142,950
                                                  ----------        ----------
         Total Long Term Liabilities          $      -          $     339,779

         Total Liabilities                    $      18,099     $     377,345
                                                  ----------         ---------

Stockholders' Equity
     Common Stock, $.001 Par Value,           $       2,174     $       1,675
     10,000,000 Shares Authorized
     2,174,000 Shares Issued and
     Outstanding (Notes 1 & 6)

     Additional Paid-in Capital                   2,520,186         1,841,385
       Less:  Notes Received for Stock
         Issued (Notes 4 & 6)                      (450,000)                -

     Retained Earnings/(Deficit)                 (1,682,295)          407,450

     Accumulated Unrealized Holding
       Loss on Securities                          (376,800)                -

     Treasury Stock,
       300 Shares of Common Stock                    (1,299)                -
                                                  ----------         ---------


         Total Stockholders' Equity            $     11,966      $   2,250,510
                                                  ----------         ---------


Total Liabilities and Stockholders' Equity     $     30,065      $   2,627,855
                                                  ==========         =========

                    Equity Capital Group, Inc. and Subsidiary
                            Statements of Operations
                For The Years Ended March 31, 1999, 1998 and 1997



                                       March 31,      March 31,       March 31,
                                         1999           1998           1997
                                       ---------      --------        --------
Sales                               $   303,213    $   420,313     $    15,000

Costs of Sales                         (269,400)      (225,938)        (65,000)

General & Administrative Expenses    (1,253,187)       (70,901)        (11,015)

Other Income/(Expense)               (1,079,469)       555,689               -
                                     -----------    -----------      ----------
Net Income/(Loss) Before Taxes       (2,298,843)       679,163         (61,015)
                                     -----------    -----------      ----------

Benefit/(Provision)
  For Income Taxes (Note 7)             209,098       (210,698)          -
                                     -----------    -----------      ----------

Net Income/(Loss)                   $(2,089,745)   $   468,465     $   (61,015)
                                     ===========    ===========      =========-

Net Income/(Loss)
  Per Common Share (Note 1)         $     (1.17)   $      1.17     $    (61.02)
                                     ==========     ===========      ==========



Weighted Average Shares Outstanding   1,783,530        400,750           1,000
                                     ===========    ===========      ==========

                   Equity Capital Group, Inc. and Subsidiary
                    Statements of Comprehensive Income/(Loss)
                For The Years Ended March 31, 1999, 1998 and 1997


                                            March 31,   March 31,     March 31,
                                             1999        1998           1997
                                            --------    ---------     ---------

Net Income/(Loss)                       $ (2,089,745) $  468,465     $  (61,015)

Other Comprehensive Income/(Loss)

 Unrealized Holding Loss on Securities      (376,800)          -              -
                                           ----------   ----------     ---------

 Total Other Comprehensive Income/(Loss)    (376,800)          -              -
                                           ----------   ----------     ---------


Total Comprehensive Income/(Loss)       $ (2,466,545) $  468,465     $  (61,015)
                                           ==========  ==========     ==========

                    Equity Capital Group, Inc. and Subsidiary
                       Statements of Stockholders' Equity
               For The Years Ended March 31, 1999, 1998, and 1997



                                                                                    Retained
                                                                                    Earnings/
                                             Common       Common       Addtn'l       Accum.           Total
                                              Stock       Stock        Paid in      Holding       Stockholders'
                                             Shares       Amount       Capital        Loss           Equity
                                             ------       ------       -------      --------      -------------

Balances, at March 31, 1996                     -            -            -             -               -

Stock Issued on 6-2-96 (Note 1)                 1,000        1,000       228,500        -              229,500

Net Income/(Loss)                                                                 $     (61,015)       (61,015)
                                              --------   ----------   -----------  -------------     ----------
Balances, at March 31, 1997                     1,000  $     1,000   $   228,500  $     (61,015)  $    168,485
                                              --------   ----------   -----------  -------------     ----------


Stock Retired on 12-31-97 (Note 1)             (1,000)      (1,000)       -             -               (1,000)

Stock Issued on 12-31-97 (Note 1)           1,600,000        1,600     1,237,960        -            1,239,560

Stock Issued on 3-31-98 (Note 1)               75,000           75       374,925                       375,000

Net Income/(Loss)                                                                 $     468,465        468,465
                                            ----------   ----------   -----------  -------------     ----------

Balances, at March 31, 1998                 1,675,000  $     1,675 $   1,841,385  $     407,450  $   2,250,510
                                            ----------   ----------   -----------  -------------     ----------

Stock Issued on 1-7-99 (Note 6)                99,300           99       124,201        -              124,300

Stock Issued on 1-14-99 (Note 6)              360,000          360       359,640        -              360,000

Stock Issued on 2-4-99 (Note 6)                 5,000            5        19,995        -               20,000

Stock Issued on 3-1-99 (Note 6)                35,000           35       174,965        -              175,000

Treasury Stock Acquired on 2-1-99                (300)       -            (1,299)       -               (1,299)
                          (Note 6)
Notes Received for Stock Issued                    -         -          (450,000)                     (450,000)

Net Income/(Loss)                                                                    (2,089,745)    (2,089,745)

Unrealized Holding Loss on Securities                                                  (376,800)      (376,800)
                                           -----------   ----------   -----------  -------------     ----------

Balances, at March 31, 1999                 2,174,000    $   2,174    $2,068,887  $  (2,059,095)     $  11,966
                                           ===========   =========    ===========  =============     ==========


                    Equity Capital Group, Inc. and Subsidiary
                            Statements of Cash Flows
                For The Years Ended March 31, 1999, 1998 and 1997


                                                            March 31,        March 31,        March 31,
                                                               1999              1998            1997
Cash Flows Used In Operating Activities:
     Net Income/(Loss)                                    $  (2,089,745)   $     468,465     $     (61,015)
     Non Cash Items Included in Net Income:
         Depreciation                                             1,145            1,145           -
         Amortization                                               356              357                66
         Provision for Bad Debt                                 163,215           -                -
         Write-off of Accounts Receivable                        (8,000)          -                -
         Realized Gain on Sale of Stock                          (4,454)          -                -
         Unrealized Holding Loss on Securities                  376,800         (527,236)          -
     Change in Unearned Interest Income                        (148,766)         142,950           -
     Change in Accounts Receivable                              114,671         (276,200)          -
     Change in Deposits                                         (14,000)          14,000           -
     Change in Deferred Income Taxes                           (196,829)         196,829           -
     Change in Accrued Interest Receivable                      -               (142,950)          -
     Change in Accounts Payable                                  11,442            1,614             3,443
     Change in Income Tax Payable                               (12,269)          13,869           -
                                                             -----------    -------------     -------------
     Net Cash Used For Operating Activities               $  (1,806,434)   $    (107,157)    $     (57,506)

Cash Flows Used In Investing Activities
     Increase in Investments Receivable                   $     (52,500)   $      -          $     -
     Change in Lease Payments Receivable                        318,977           -                -
     Change in Organizational Costs                             -                   (850)           (1,000)
     Purchase of Furniture & Equipment                          -                (22,900)          -
     Increase in Marketable Equity Securities                   (98,998)        (734,462)         (163,500)
                                                             -----------    -------------     -------------

     Net Cash Used For Investing Activities               $     167,479    $    (758,212)    $    (164,500)

Cash Flows From Financing Activities
     Issuance of Common Stock                             $      30,000    $   1,613,560     $     229,500
     Change in Notes Received for Stock Issued                  350,000           -                -
     Increase in Note Payable                                     (4,640)          4,640           -
     Issuance of Lease Receivable                               -               (318,977)          -
     Increase in Note Receivable                                400,000         (400,000)          -
     Notes Receivable Written Off to Bad Debt                   825,000           -                -
     Purchase of Treasury Stock                                  (1,299)          -                -
                                                             -----------    -------------     -------------

     Net Cash Provided By Financing Activities            $   1,599,061    $     899,223     $     229,500


                    Equity Capital Group, Inc. and Subsidiary
                             Statement of Cash Flows
                For The Years Ended March 31, 1999, 1998 and 1997




                                   March 31,         March 31,        March 31,
                                     1999              1998             1997
                                  ----------       ----------       ----------

Net Change In Cash             $     (39,894)   $      33,854     $       7,494

Cash At Beginning Of The Year  $      41,348    $       7,494     $           -
                               -------------    --------------    --------------

Cash At End Of The Year        $       1,454    $      41,348     $       7,494
                               -------------    --------------    --------------

Supplemental Cash Flow
  Information: Interest Paid   $        (313)   $           -     $           -
                               ==============   ==============    ==============

     Income Taxes Paid         $           -    $           -     $           -
                              ===============   ==============    ==============

PAGE>


                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 1 - ACCOUNTING POLICIES AND NATURE OF BUSINESS


Nature of Business

     The Company will serve as a Merchant Banking Firm consisting of a business consulting/investment division and a real estate division.

Company Formation

     The Company was created on October 2, 1997 as an ultimate successor corporation to Ward Enterprises, Inc. (Ward). The Company acquired all of the shares of Ward in a tax-free reorganization pursuant to Internal Revenue Code
Section 368(a)(1)(B) and the regulations thereunder on December 31, 1997, wherein 1,000 shares of no par value common stock of Ward were exchanged for 1,500,000 shares of $.001 par value common stock of the Company. Subsequently, Ward was liquidated into its parent pursuant to Internal Revenue Code Section 332 and the regulations thereunder.

     The transaction was accounted for as a reverse acquisition under the pooling method of accounting since the shareholders of Ward had control of the Company subsequent to the exchange.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, First Consolidated Securities, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Income Taxes

     The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates.

Office Furniture and Equipment

     Office furniture and equipment are stated at cost. Major renewals and betterments are capitalized to the asset accounts while the cost of maintenance and repairs is charged against income as incurred. At the time assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is credited to or charged against income.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 1 - ACCOUNTING POLICIES AND NATURE OF BUSINESS (CONTINUED)


     Depreciation for financial reporting purposes is calculated by both straight-line and accelerated methods over the estimated useful lives of the assets. The Modified Accelerated Cost Recovery System (MACRS) method is used for income tax purposes.

Organization Costs

     Organization costs, totaling $1,850 and $1,000, respectively, are being amortized using the straight line method over five years. During the years ended March 31, 1999 and 1998, amortization expense amounted to $356 and $357, respectively.

Net Income/(Loss) Per Share

     Net loss per share is computed based on the weighted average number of shares of common stock outstanding.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

Office Furniture and Equipment

Office Furniture and Equipment are summarized below:

                                        Estimated
                                       useful life                Amount
 Office Furniture                        5 years                $    11,450
 Equipment                               5 years                     11,450
                                                                     22,900
                                                                ------------
Less:  Accumulated Depreciation                                      (2,290)
                                                                ------------
                                                                $    20,610

     Depreciation expense for the year ended March 31, 1999 was $1,145.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 3 - MARKETABLE EQUITY SECURITIES


     Cost and fair value of marketable equity securities at March 31, 1999 and 1998 are as follows:

                                               Gross         Gross
                             Amortized      Unrealized     Unrealized     Fair
                                Cost           Gains         Losses      Value

March 31, 1999

Available for Sale
  Equity Securities      $     971,800    $      -      $    971,800  $       -

Trading
  Equity Securities            609,350           -           608,736        614

Totals                   $   1,581,150    $      -      $  1,580,536  $     614



                                               Gross         Gross
                             Amortized      Unrealized     Unrealized     Fair
                                Cost           Gains         Losses      Value


March 31, 1998

Available for Sale
  Equity Securities     $     500,000    $      -        $      -    $  500,000

Trading
  Equity Securities           397,962         527,236           -       925,198

Totals                  $     897,962    $    527,236    $      -    $1,425,198


     Pursuant to Statement of Financial Accounting Standards No. 115 (SFAS 115), the change in net unrealized holding losses on trading securities in the amount of $608,736 has been included in earnings for the year ended March 31, 1999. Further, there has been an impairment of value in the Equity Securities available for sale in the amount of $595,000 which has also been included in earnings for the year ended March 31, 1999. Finally, there has been a temporary decline in value in the Equity Securities available for sale in the amount of $376,800. This amount is shown as a decrease in the equity section of the balance sheet. Thus, there is a total unrealized loss of $1,580,536 for the year ended March 31, 1999.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997


NOTE 4 - NOTES RECEIVABLE


     Notes receivable consist of the following:

     $350,000 Promissory Note secured by a UCC-1 financing statement on certain assets. This note bears interest at 7% per annum. Interest only is to be received until January 10, 2002. Thereafter, the entire balance becomes due and payable. This note is currently in default. Further, since this note was issued for stock and no cash was received, the amount is shown as a decrease in additional paid in capital.

     $100,000 Promissory Note secured by a UCC-1 financing statement on certain assets. This note bears interest at 7% per annum. Interest only is to be received until January 10, 2002. Thereafter, the entire balance becomes due and payable. This note is currently in default. Further, since this note was issued for stock and no cash was received, the amount is shown as a decrease in additional paid in capital.

     There were three notes receivable in the amounts of $300,000, $175,000, and $250,000, for a total of $725,000, that were written off and charged to bad debt during the current year.


NOTE 5 - LEASING ARRANGEMENTS

Direct Financing Lease

     The Company was a lessor in a direct financing lease whereby an envelope machine valued at $300,000 was repossessed. A loss in the amount of $20,202 was incurred with the reacquisition of the machine. This machine was subsequently sold to ASI Acquisition Corporation for 300,000 shares of ASI Acquisition Corporation common stock. (Note 8)

     No interest was accrued this year on account of foreclosure on direct financing lease.

Operating Lease

     The Company entered into a operating lease agreement with a related party for office space. The lease term is month to month. Annual rent expense equaled $18,000 and $7,500 for the years ended March 31, 1999 and 1998, respectively.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 6 - STOCKHOLDERS EQUITY


Common Stock

     On January 7, 1999, the Company issued 24,300 shares of its common stock to the minority shareholders of the Tuschner Financial Group, Inc. in exchange for 24,300 shares of Tuschner Financial Group, Inc.

     Also, on January 7, 1999, the Company issued 75,000 shares to Tuschner & Company, Inc. in exchange for a note receivable for $100,000. This note is shown as a decrease in additional paid in capital.

     On January 14, 1999, the Company issued 350,000 shares of its common stock to Fun Karts Holdings, Inc. in exchange for a note receivable in the amount of $350,000. (Note 4) This note is shown as a decrease in additional paid in capital.

     Also, on January 14, 1999, the Company issued 10,000 shares of its common stock to Northstar Partners in connection with commission due to them for the promotion of shares previously issued. The shares were valued at $10,000.

     On February 4, 1999, the Company issued, to an unrelated party, 5,000 shares of its common stock valued at $4 per share for $20,000 in cash.

     On March 1, 1999, the Company issued 35,000 shares of its common stock valued at $5 per share to an individual in exchange for a note receivable held by that individual for $175,000 from Aeromedical Group, Inc. This note was written off and charged to bad debt during the year.

Treasury Stock

     In February 1999, the Company reacquired 300 shares of its common stock on the open market for $1,299. The stock is accounted for using the cost method of accounting.


NOTE 7 - DEFERRED INCOME TAXES

     The Company has a tax net operating loss of $913,227 available for carryback to March 31, 1998 and carryforward of up to 20 years for federal purposes. Pursuant to Internal Revenue Code section 382 and the regulations thereunder, the amount of utilizable carryover may be limited as a result of ownership changes or even eliminated if business continuity requirements are not met. No carrybacks are available for state purposes while carryforwards of 50% of the loss are permitted for up to 5 years.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 7 - DEFERRED INCOME TAXES (CONTINUED)


     The tax effect of temporary differences giving rise to the Company's deferred tax liability is as follows:

                                                     March 31,        March 31,
                                                        1999            1998

  Current Deferred Tax Liabilities                 $      -          $     -

  Total Current Deferred Tax Liabilities           $      -          $     -

  Long-Term Deferred Tax Liabilities:
    Tax Depreciation Expense in Excess of
      Financial Depreciation                       $    (6,440)      $    6,440
    SFAS 115 Change in Unrealized
      Holding Gains                                   (190,389)         190,389

  Total Long-Term Deferred Tax Liabilities         $  (196,829)      $  196,829

  Components of Income Tax Expense are as follows:

                                                       March 31,      March 31,
                                                         1999            1998

  CURRENT
    Federal                                         $   (13,069)     $   13,069
    State                                                   800             800

                                                    $   (12,269)     $   13,869
  DEFERRED
    Tax Depreciation Expense in Excess of
      Financial Depreciation                             (6,440)          6,440
    SFAS 115 Change in Unrealized
      Holding Gains                                    (190,389)        190,389

                                                    $  (209,098)     $  196,829

  Net Provision/(Benefit) For Income Taxes          $  (209,098)     $  210,698

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 7 - DEFERRED INCOME TAXES (CONTINUED)

     The provisions for income taxes differ from the amounts computed by applying the Federal tax rate of 34% to income before tax. A reconciliation of these differences is as follows:

  Tax Provision (Benefit) Calculated at 34%     $    (209,898)    $     210,170
  State Income Taxes Net of Federal Benefit               800               528
                                                --------------    -------------
  Total                                         $    (209,098)    $     210,698


NOTE 8 - ACQUISITIONS


     On November 12, 1998, the Company acquired all the outstanding stock of a newly formed corporation known as First Consolidated Securities, Inc. for consideration of a note payable of $1,000. The acquisition was accounted for under the purchase method of accounting.

     On January 9, 1999, Equity Capital Group acquired 15% of the outstanding common stock of ASI Acquisition Corporation in exchange for previously leased machinery valued at $300,000. (Note 5) The Company accounts for its investment in ASI in accordance with SFAS 115, whereby the entire amount was ultimately written down to zero value. (Note 3)

     On January 10, 1999, First Consolidated Securities, Inc. acquired 24.3% of the outstanding common stock of Tuschner Financial Group, Inc. in exchange for 24,300 shares of Equity Capital Group Stock valued at $1 per share. The Company accounts for this under the equity method of accounting. Following the acquisition by the Company, Tuschner Financial Group, Inc. and its wholly owned subsidiary Tuschner and Company, Inc. have fallen into extreme financial distress. It is management's position that the value of the investment is impaired and was written down to zero value pursuant to SFAS 115. (Note 3)

NOTE 9 - RELATED PARTY TRANSACTIONS

     The Company has a lease agreement for office space with The Charleston Group, Inc. for $1,500 per month plus utilities. Robert L. Cashman, who is the President and Director of Equity Capital Group, Inc. and Subsidiary, is also the President/Director of The Charleston Group, Inc.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

     Robert L. Cashman was also the holder of two promissory notes as follows:

     $49,000, 10% note payable, secured by stock in Pacific Ocean Restaurant Group, Inc. (Note 3) Due on demand. This note was forgiven on March 31, 1999 by the lender and recorded as Other Income, Debt Forgiveness.

     $22,500, 15% note payable, unsecured, payable in monthly installments of $2,000. Due March 9, 2000. This note was forgiven on March 31, 1999 by the lender and recorded as Other Income, Debt Forgiveness.

     John Vilagi, Secretary and Director of the Company, was the holder of the following promissory note:

     $25,000, 15% note payable, unsecured, payable in monthly installments of $835. Due April 9, 2002. This note was forgiven on March 31, 1999 by the lender and recorded as Other Income, Debt Forgiveness.

     Management is of the opinion that these transactions were executed under terms and conditions substantially equivalent to that which would have been obtained between unrelated parties.

     Tuschner & Company, Inc., a wholly owned subsidiary of Tuschner Financial Group, Inc. (Note 8), is the holder of $52,500 of the Equity Capital Group, Inc.'s marketable equity securities. These securities are valued as follows:

Trading
Time Financial Services, Inc.                              $      52,500

     Tuschner & Company, Inc. is registered as a broker and dealer of securities with various regulatory agencies. As such, the Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires a minimum net capital requirement and debt to equity ratio.

     Equity Capital Group, Inc. agreed to pledge the $52,500, valued pursuant to SFAS 115, to Tuschner & Company, Inc. to assist them in meeting the aforementioned capital requirements. Due to Tuschner's poor financial situation, the ultimate return of these securities is unlikely. Therefore, the entire amount has been written off.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 10 - LOSS ON SECURITIES

Trading

     During the year, the company sold 303,500 of its 410,500 shares of Homelife, Inc. (OTC BB:HMLF) for a gain of 96,404. However, during the year, the remaining 119,500 shares of Homelife, Inc. bearer certificates, which were endorsed and to be used as collateral for a bank loan, were stolen by one of the Company's consultants. The cost basis of these shares was $91,950, thus resulting in a net realized gain of $4,454.

     In the prior year, the Company recorded an unrealized holding gain relating to Homelife, Inc. in the amount of $595,236 and included it as income. Since all the stock was sold/stolen during the year, management accordingly reversed the gain and charged it back as an unrealized holding loss.

     The company also recorded an unrealized holding loss on its investment of 84,000 shares in Time Financial Services, Inc. (OTC BB:TIMF) in the amount of $13,500.

Available for Sale

     At the close of the fiscal year, the Company held 145,000 shares of Pacific Ocean Restaurants, Inc. These shares were valued at $595,000. However, management decided that due to the numerous internal reporting and financial problems that the company was experiencing, coupled with the company's uncertain future, there was an impairment in value. Thus, an unrealized loss in the amount of $595,000 was recorded on the entire investment.

     The Company experienced an unrealized loss on Tuschner Financial Group, Inc. stock in the amount of $24,300. In management's opinion, the Company has experienced numerous personnel changes, legal problems, and its overall solvency is in question. However, management feels that this is a temporary situation and subsequently found a buyer for its interest. Accordingly, the loss was recorded in the equity section of the balance sheet.


NOTE 11 - SUBSEQUENT EVENTS


     On April 1, 1999, the Company entered into an agreement with Pioneer Growth Corporation whereby all the remaining assets and liabilities of Equity Capital Group, Inc. were transferred to Pioneer in exchange for all of the remaining outstanding stock of Pioneer.

                    Equity Capital Group, Inc. and Subsidiary
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (See Accountants' Audit Report)
               For The Years Ended March 31, 1999, 1998, and 1997



NOTE 11 - SUBSEQUENT EVENTS (CONTINUED)


     Also, on April 1, 1999 subsequent to the aforementioned transfer and reverse split, the Company issued 8,293,000 shares of freely tradeable common stock pursuant to the United States Securities Act of 1933, as amended, for $200,000. At that time, the Company reverse split its issued and outstanding stock, 1 for 4.

     On June 30, 1999, the Company changed its name to Voice Mobility International, Inc. and changed its trade symbol to OTC BB:VMII.


NOTE 12 - YEAR 2000 AWARENESS PROGRAM


     The Company recognizes that the arrival of the year 2000 poses unique challenges to the ability of all systems to recognize the date change from December 31, 1999 to January 1, 2000 and has not adopted a plan designed to address the issues related to this transition.

     Ultimately, the potential impact of the year 2000 issues will depend not only on corrective measures the Company undertakes, but also on the way in which the year 2000 issue is addressed by governmental entities, vendors, customers, counterparts, and other entities who provide or receive data and services from the Company. Management is addressing these issues and believes they will develop a year 2000 plan which will permit the Company to function effectively into the year 2000.

                              Financial Statements


                               Voice Mobility Inc.




                                December 31, 1998

                                AUDITORS' REPORT



To the Shareholders of
Voice Mobility Inc.

     We have audited the balance sheets of Voice Mobility Inc. as at December 31, 1998 and 1997 and the statements of earnings, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles.






Vancouver, British Columbia,
March 29, 1999                                       Chartered Accountants

Voice Mobility Inc.


                                  BALANCE SHEET
                      (presented in United States dollars)

As at December 31




                                                       1998               1997
                                                        $                  $
--------------------------------------------------------------------------------

ASSETS
Current
Cash                                                  37,113                799
Accounts receivable (net of allowance for doubtful
  debts $20,930;  1997 - $24,446) [note 3]            67,810             20,474
Prepaid expenses                                      17,116              2,882
Work-in-progress                                      14,919                  -
--------------------------------------------------------------------------------
Total current assets                                 136,958             24,155
--------------------------------------------------------------------------------
Equipment and trademarks [note 4]                    133,848             57,808
--------------------------------------------------------------------------------
                                                     270,806             81,963
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities             117,092            162,694
Deferred revenue                                           -             26,257
Notes payable [note 5]                               792,323             49,669
Due to ACREX Ventures Ltd. [note 6]                  419,592             34,725
Due to shareholder [note 7]                          239,642            233,568
--------------------------------------------------------------------------------
Total liabilities                                  1,568,649            506,913
--------------------------------------------------------------------------------
Commitments and contingencies [note 10]

Shareholders' deficiency
Share capital [note 8]                                    59                 59
Deficit                                           (1,373,141)          (442,542)
Translation adjustment                                75,239             17,533
--------------------------------------------------------------------------------
Total shareholders' deficiency                    (1,297,843)          (424,950)
--------------------------------------------------------------------------------
                                                     270,806             81,963
--------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:




/s/ James Jay Hutton                /s/ William E. Krebs
Director                            Director

Voice Mobility Inc.


                              STATEMENT OF EARNINGS
                      (presented in United States dollars)

Years ended December 31




                                                      1998               1997
                                                        $                  $
--------------------------------------------------------------------------------

REVENUE
Sales                                                119,248            519,687
Less:  cost of sales                                 (75,439)          (260,274)
--------------------------------------------------------------------------------
                                                      43,809            259,413
--------------------------------------------------------------------------------

EXPENSES
Sales and marketing                                  189,691             59,797
Research and development                             283,918             66,126
General and administrative                           460,911            236,158
--------------------------------------------------------------------------------
                                                     934,520            362,081
--------------------------------------------------------------------------------
Loss before other expenses                          (890,711)          (102,668)
Other expenses
   Loss on sale of marketable securities                   -            (39,098)
   Interest expense                                  (39,887)           (26,973)
--------------------------------------------------------------------------------
                                                     (39,887)           (66,071)
--------------------------------------------------------------------------------
Loss for the year                                   (930,598)          (168,739)

--------------------------------------------------------------------------------

Loss per share                                         (0.11)             (0.13)
--------------------------------------------------------------------------------

Weighted average number of shares outstanding      8,400,000          1,335,775
--------------------------------------------------------------------------------

See accompanying notes

Voice Mobility Inc.


                       STATEMENTS OF SHAREHOLDERS' DEFICIT
                      (presented in United States dollars)

Years ended December 31





                                       1998                     1997
                                  Ending  Activity  Ending  Activity   Beginning
                                  Balance            Balance             Balance

Common stock shares
    Isued and outstanding       8,400,000      -   8,400,000 8,399,900      100

Common stock, no par value    $        59      -          59        58        1

Accumulated deficit            (1,373,141)(930,599) (442,542) (168,739 (273,803)
Accumulated foreign
   currency translation            75,239   57,706    17,533    16,657      876

Accumulated comprehensive loss (1,297,902)(872,893) (425,009) (152,082)(272,927)

Total shareholders' deficit    (1,297,843)(872,893) (424,950) (152,024)(272,926)
--------------------------------------------------------------------------------

See accompanying notes

Voice Mobility Inc.


                             STATEMENT OF CASH FLOWS
                      (presented in United States dollars)

Years ended December 31




                                                     1998               1997
                                                       $                  $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Cash receipts from customers                         44,047            456,997
Cash paid to suppliers and employees             (1,014,350)          (542,637)
Interest paid                                        (3,701)            (8,667)
--------------------------------------------------------------------------------
Cash used in operating activities                  (974,004)           (94,307)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of equipment                           (153,145)           (31,129)
Proceeds on sale of marketable securities                 -             89,833
--------------------------------------------------------------------------------
Cash provided by (used in) investing activities    (153,145)            58,704
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in notes payable                           753,033             35,850
Increase in advances from ACREX Ventures Ltd.       403,619                  -
Increase in advances from a shareholder               6,811                  -
Shares issued                                             -                 60
--------------------------------------------------------------------------------
Cash provided by financing activities             1,163,463             35,910
--------------------------------------------------------------------------------

Increase (decrease) in cash                           37,912                307
Cash, beginning of year                                  799                492
--------------------------------------------------------------------------------
Cash, end of year                                     37,113                799
--------------------------------------------------------------------------------

See accompanying notes

Voice Mobility Inc.


                          NOTES TO FINANCIAL STATEMENTS
                      (presented in United States dollars)

December 31, 1998 and 1997




1.   NATURE OF OPERATIONS

     Voice Mobility Inc. is a private company registered under the laws of the Canada Business Corporations Act.

     The Company is in the business of developing and marketing a telephone message platform that seamlessly integrates the user's telephones, e-mail, fax and paging into a unified message service.

     The Company incurred an operating loss of $930,598 [1997 - $168,739] for the year ended December 31, 1998 and had a working capital deficiency of $1,431,691 [1997 - 482,758] as at December 31, 1998. The ability of the Company to continue as a going concern is dependent upon the ability of the Company to obtain necessary financing to complete the research and development and to attain future profitable production or proceeds from the disposition thereof.


2.   SIGNIFICANT ACCOUNTING POLICIES

Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

Revenue recognition

     Sales revenue on hardware installations is recognized when the equipment is put in service. Fees billed as long-term service contracts are recognized over the period of the contracts.

Advertising

     Advertising costs are charged to income as incurred.

Work-in-progress

     Work-in-progress represents only equipment and materials at cost.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Equipment

     Equipment is recorded at cost and depreciated over the estimated useful lives of the assets, commencing in the year the assets are put into use, as follows:

     Computer equipment                             30% declining balance method
     Computer software                             100% declining balance method
     Office equipment and furniture                 20% declining balance method
     Leasehold improvements                          5 year straight line

     One-half of the above rates is applied in the year of acquisition.

Trademarks

     Trademarks are recorded at cost and depreciated over a three year period.

Research and development costs

     Research and development costs are expensed as incurred.

Financial instruments

     The Company's financial instruments consists of cash, accounts receivable, accounts payable, notes payable and a shareholder loan.

     A portion of the notes payable is interest free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its other financial instruments mentioned and that their fair values approximate their carrying values, unless otherwise noted.

Foreign currency translation

     The functional currency of the Company is the Canadian dollar. Assets and liabilities are translated into US dollars at the rates of exchange in effect at the balance sheet dates and revenues and expenses are translated at average exchange rate for the periods. Translation adjustments are not included in determining net income but are accumulated in a separate component of shareholders' deficiency.

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Segment information

     The Company operates in one principal business segment in Canada. No other foreign country or geographic area accounted for more than 10% of sales in any of the years presented. There were no transfers between geographic areas during the years ended December 31, 1998 and December 31, 1997.

Comprehensive income

     The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective December 31, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years ended December 31, 1998 and 1997, there were no material differences between comprehensive income and net income.

Loss per share

     Basic loss per share excludes any dilutive effects of options. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is equal to the basic loss per share as the effect of the stock options is anti-dilutive. There are no other dilutive common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive.

Cash and cash equivalents

     The Company has defined cash and cash equivalents to include cash and time deposits with original maturities of 90 days or less.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Deferred income taxes

     The Company follows the deferral method of accounting for income taxes. Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

     A valuation  allowance has been  recognized  to offset  deferred tax assets
arising  from  temporary   differences,   tax  credits  and   non-capital   loss
carryforwards, for which realization is uncertain.


Effect of recently issued accounting standards

     New accounting pronouncements having relative applicability to the Company include Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 15, 1998 and No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000.

     SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans.

     SFAS No. 133 requires that all derivative instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction.

     The Company does not expect that the adoption of SFAS Nos. 132 and 133 will have a material impact on its consolidated financial statements because the Company does not provide for pension or other postretirement benefits, nor does it currently hold any derivative instruments. Adoption of these statement will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of disclosures.

     Additionally, the Accounting Standards Executive Committee of the American Institute of CPA's issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and Statement of Position 98-5 "Reporting on the Costs of Start-up Activities", which are effective for fiscal years beginning after December 15, 1998. Adoption of these standards is not expected to have a material impact on the Company's financial position, results of operations or cash flows.


3. ACCOUNTS RECEIVABLE

     One customer represents 68% of the accounts receivable balance [1997 - two customers represent 30% of the accounts receivable balance].


4. EQUIPMENT AND TRADEMARKS
                                    Accumulated          Net Book Value
                           Cost     Depreciation      1998           1997
                             $           $              $             $
--------------------------------------------------------------------------------

Computer equipment       104,357        22,486          81,870         48,569
Computer software         32,345        16,265          16,080          1,637
Equipment and fixtures    19,937         6,210          13,728         17,602
Leasehold improvements    18,476           616          17,860              -
--------------------------------------------------------------------------------
                         175,115        45,577         129,538         57,808
Intangible property
Trademarks                 4,310             -           4,310              -
--------------------------------------------------------------------------------
                         179,425        45,577         133,848         57,808
--------------------------------------------------------------------------------


5. NOTES PAYABLE
                                                           1998           1997
                                                            $              $
--------------------------------------------------------------------------------

Note payable - Interest at 10% per annum,
no fixed terms of repayment.  Secured by a general
security agreement over the assets of the Company.       754,317             -

Note payable - Interest at the bank prime rate
[1997 - fixed rate of 10% per annum], unsecured
and no fixed terms of repayment. Bank prime at
December 31, 1998 was 6.75% [see note 11].               38,006         49,669
--------------------------------------------------------------------------------
                                                        792,323         49,669
--------------------------------------------------------------------------------


6. DUE TO ACREX VENTURES LTD.

     The advances from ACREX Ventures Ltd. are unsecured, interest free and have no specific terms of repayment.

7. DUE TO SHAREHOLDER

     The amount due to shareholder is secured by a second fixed charge against the Company's assets, with interest at the bank prime rate [1997 - fixed rate of 10% per annum]. Bank prime at December 31, 1998 was 6.75%.


8. CAPITAL STOCK

The authorized and issued share capital of the Company is as follows:


                                                                                           Issued
-----------------------------------------------------------------------------------------------------
                                                              1998                   1997
                                          Authorized     Number      Amount     Number       Amount
                                               #            #           $          #            $
-----------------------------------------------------------------------------------------------------

A Common, voting, without par value       25,000,000           -           -           -           -
B Common, voting, without par value       25,000,000   8,400,000          59   8,400,000          59
C Common, voting, without par value       25,000,000           -           -           -           -
D Common, non-voting, without par value   25,000,000           -           -           -           -
Preferred, non-voting, par value of $0.01                      -           -           -           -
-----------------------------------------------------------------------------------------------------
                                         200,000,000   8,400,000          59   8,400,000          59
-----------------------------------------------------------------------------------------------------


9. INCOME TAXES

     The Company has non-capital and capital loss carryforwards, and credits in respect of scientific research and development tax costs which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No future benefit of these losses and credits has been recognized in these financial statements.



10. COMMITMENTS AND CONTINGENCIES

[i] Real estate lease commitments for the base rental payments for offices are as follows:

                                                             $
--------------------------------------------------------------------------------

     2000                                                 42,470
     2001                                                 43,123
     2002                                                 41,163
     2003                                                 18,494
--------------------------------------------------------------------------------
                                                         128,716
--------------------------------------------------------------------------------

[ii] The Company is subject to a claim that arose in the ordinary course of business as a result of a signed contract by unauthorized personnel. It is management's opinion that the total liability will not exceed $11,761. The outcome of this matter is not presently determinable and will be recorded in the accounts in the period of settlement.


11. RELATED PARTY TRANSACTIONS

     A note payable to shareholder [Note 5] amounting to $38,006 [1997 - 49,669] which bears interest at bank prime rate [1997 - fixed rate of 10% per annum] is unsecured and has no fixed terms of repayment. Interest amounting to $2,086 [1997 - $4,708] was earned by the shareholder during the year.

     The amount due to shareholder [Note 7] of $239,642 [1997 - $233,568] is secured by a second fixed charge against the Company's assets, bearing interest at the bank prime rate [1997 - fixed rate of 10% per annum]. Interest amounting to $15,014 [1997 - $21,418] was earned by the shareholder during the year.

     The advances from ACREX Ventures Ltd., which is controlled by two of the companies directors, are unsecured, interest free and have no specific terms of repayment.


12. YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


13. SUBSEQUENT EVENT

Contingent obligation settlement

     By an agreement dated March 26, 1999 between ACREX Ventures Ltd., Maritime Tel & Tel Limited (MT&T) and the Company, the Company will assume an obligation to pay MT&T $500,000 Canadian dollars for certain development work performed by them on behalf of the Company. The obligation becomes payable on completion of the acquisition of the Company by ACREX. In the event that the purchase does not take place then the obligation is automatically extinguished.

                       VOICE MOBILITY INTERNATIONAL, INC.
                           Consolidated Balance Sheets
                      As at June 30, 1999 and June 30, 1998
                                   (Unaudited)



                                                  1999               1998
--------------------------------------------------------------------------------

Assets

Current Assets
      Cash and cash equivalents                    $14,414           $35,262
      Accounts receivable (net of allowance
      for doubtful debts: 1999 - $21,766;           49,300             4,899
          1998 - $23,843)
      Notes Receivable - Acrex Ventures Ltd.       146,000
      Prepaid expenses                              14,605             4,946
      Work-in progress                              68,781
--------------------------------------------------------------------------------

                                                   293,099            45,106

Equipment and leasehold improvements
(net of accumulated depreciation                   212,137            79,946
 and amortization; 1999 - $79,719;
1998 - $59,894)
--------------------------------------------------------------------------------

                                                  $505,236          $125,052
================================================================================

Liabilities and Stockholders' Equity

Current Liabilities
      Accounts payable and accrued liabilities     155,897            89,310
      Other payables                                40,692            30,043
      Current portion on long-term debt             49,308
      Notes payable                                                  232,837
      Due to Acrex Ventures Ltd.                                     148,087
      Due to shareholder                                             286,394

--------------------------------------------------------------------------------
                                                   245,897           786,669

Long-term debt                                     514,721
--------------------------------------------------------------------------------

                                                  $760,618          $786,669

Stockholders' Equity
      Common stock                                  16,222
                                                                          60
      Additional paid-in capital                 7,430,875
      Retained earnings (Deficit)               (7,921,043)         (679,034)
      Share subscriptions                          173,333
      Currency translation gains  (losses)          45,231            17,357
--------------------------------------------------------------------------------

                                                  (255,382)         (661,618)
================================================================================
                                                  $505,236          $125,052
================================================================================




                       VOICE MOBILITY INTERNATIONAL, INC.
                      Consolidated Statements of Operations
            For the six months ending June 30, 1999 and June 30, 1998
                                   (Unaudited)




                                                                           1999             1998            1999         1998
------------------------------------------------------------------------------------------------------------------------------

Sales                                                                      83,262          64,400          100%          100%
Less cost of sales                                                       (27,727)        (42,705)         (33%)         (66%)
------------------------------------------------------------------------------------------------------------------------------
                                                                           55,535          21,694           67%           34%

Operating Expenses
      Sales and Marketing                                               1,165,542          23,318         1400%           36%
      Research and Development                                          1,555,984          64,411         1869%          100%
      General and Administrative                                        1,571,753         156,522         1888%          243%
------------------------------------------------------------------------------------------------------------------------------

                                                                        4,293,278         244,252         5156%          379%
------------------------------------------------------------------------------------------------------------------------------

Loss before other items                                               (4,237,743)       (222,557)       (5090%)        (346%)

Loss on disposition of assets & settlement of liabilities               (211,965)                       (-255%)
Interest expense                                                         (37,800)        (13,935)        (-45%)        (-22%)
------------------------------------------------------------------------------------------------------------------------------

                                                                        (249,765)        (13,935)       (-300%)        (-22%)
------------------------------------------------------------------------------------------------------------------------------

Net loss                                                              (4,487,508)       (236,492)      (-5390%)       (-367%)
==============================================================================================================================

Loss per share                                                             (0.42)
                                                                                           (0.41)
==============================================================================================================================

Weighted average number of shares outstanding                          10,800,079         578,750
==============================================================================================================================



                       VOICE MOBILITY INTERNATIONAL, INC.
                      Consolidated Statements of Cash Flows
            For the six months ending June 30, 1999 and June 30, 1998
                                   (Unaudited)


                                                      1999               1998
--------------------------------------------------------------------------------

OPERATIONS

Net loss                                          ($4,487,508)        ($236,492)
Non cash items included in net loss
      Loss on disposition of assets & settlement
      of liabilities                                   11,965
      Unrealized holding loss on securities
      Depreciation and amortization                    34,978            18,916
--------------------------------------------------------------------------------

                                                   (4,440,565)
                                                                       (217,577)
Change in accounts receivable                          47,738            11,322
Change in accounts payable                             74,017           (19,344)
Change in work-in progress                            (53,862)
Change in prepaid expenses
                                                        2,512           (2,174)
Change in accrued liabilities                         (38,891)         (44,164)
Change in taxes payable                                12,192           (2,302)
Change in current portion of long-term debt            49,308
--------------------------------------------------------------------------------

                                                   (4,347,551)
                                                                       (274,239)

INVESTING

Acquisition of equipment & leasehold improvements    (112,431)          (58,207)

FINANCING

Decrease in notes payable                            (277,602)          234,917
Decrease in advances from ACREX Ventures Ltd.        (419,592)          116,355
Decrease in advances from shareholders               (239,642)           14,719
Increase in notes receivable - Acrex Ventures Ltd.   (146,000)
Increase in common stock                               16,163
Change in currency translation gains/(losses)         (30,008)             (615)
Stock option compensation                           3,460,538
Increase in share subscriptions                       173,333
Increase in Paid-in Capital                         1,900,093
--------------------------------------------------------------------------------

                                                    4,437,283           365,376
--------------------------------------------------------------------------------

Increase (decrease) in cash                           (22,699)            32,930

Cash, beginning of period                              37,113             2,332
--------------------------------------------------------------------------------

Cash, end of period                                    14,414            35,262
================================================================================



                       VOICE MOBILITY INTERNATIONAL, INC.
                 Consolidated Statement of Stockholders' Equity
 For the years ending December 31, 1993, 1994, 1995, 1996, 1997, 1998, and six months ending June 30, 1999
                                   (Unaudited)



                                                                                Accum.
                                                           Common    Common     Addtn'l    Retained                Total
                                                           Stock     Stock      Paid in    Earnings              Stockholders'
                                                           Issued    Amount     Capital    (Deficit)    Other      Equity
-----------------------------------------------------------------------------------------------------------------------------

Stock Issued on September 15, 1993                           100        1                                              1
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                                   100        1                                              1

1994 Net loss                                                                               (32,988)             (32,988)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                                   100        1                   (32,988)             (32,987)

1995 Net loss                                                                               (49,525)             (49,525)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                                   100        1                   (82,513)             (82,512)

1996 Net loss                                                                              (191,290)            (191,290)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                                   100        1                  (273,803)            (273,802)

November 4, 1997 re-organization:
Redemption and cancellation                                 (100)      (1)                                           (1)
New subscriptions                                          8,400       59                                            59
1:1,000 stock split                                    8,400,000

1997 Net loss                                                                              (168,739)            (168,739)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                             8,400,000       59                  (442,542)            (442,483)
                                                                                                 .
1998 Net loss                                                                              (930,598)            (930,598)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                             8,400,000       59                (1,373,141)          (1,373,082)

EQCG balances on April 1, 1999                         2,174,000    2,174    2,070,185   (2,060,394)              11,965
EQCG subscribed stock issued on June 24, 1999            141,000      141                                            141
EQCG 1:4 consolidation on April 1, 1999               (1,736,250)  (1,736)       1,736                                 0
Stock issued for cash on April 7, 1999                 8,293,000    8,293      191,707                           200,000
Stock issued on acquisition of VMI June 24, 1999       6,600,000    6,600       (6,600)                                0
Adjust pre-acquisition balance of VMI                 (8,400,000)     (59)          59                                 0
Stock issued on debt settlement on June 29, 1999         750,000      750      249,250                           250,000
Warrants issued on debt settlement on June 29, 1999                            200,000                           200,000
Warrants exercised in June 1999                                                                       173,333    173,333
Warrants issued on assignment of VMI note payable                            1,264,000                         1,264,000
Currency translation gains (losses)                                                                    45,231     45,231
Stock option compensation                                                    3,460,538                         3,460,538
Net loss for 6 months ending June 30, 1999                                                (4,487,508)         (4,487,508)
-----------------------------------------------------------------------------------------------------------------------------

Balances, at June 30, 1999                          $ 16,221,750   16,222   $7,430,875   ($7,921,043) $218,564 ($255,382)
=============================================================================================================================



                       VOICE MOBILITY INTERNATIONAL, INC.
                   Notes to Consolidated Financial Information
                                  June 30, 1999

Note 1 - Basis of Presentation


     The accompanying financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this registration statement. By a reverse takeover, control of the Company changed on June 24, 1999 as did the name of the Company from Equity Capital Group, Inc.(EQGC) to Voice Mobility International, Inc. (VMII). Consequently the Company now reports its operations and financial position based on a December 31 fiscal year-end of the "acquirer", Voice Mobility Inc. (VMI), as opposed to the March 31 fiscal year-end of EQCG. The financial statements from which data has been selected or summarized are as follows:
         VMII - unaudited interim statements -
                 six month period ended June 30, 1999 and 1998
         VMI - audited year-end - December 31, 1998 and 1997
         EQCG - audited year-end - March 31, 1999, 1998 and 1997

     In the opinion of management, these unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods and the financial position at such date. Historical results are not necessarily indicative of future results, and results for any interim period are not necessarily indicative of results for a full year.

Note 2 - Reverse Takeover

     On June 24, 1999 the Company acquired, for consideration of 6,600,000 shares of the Company, all the outstanding shares of Voice Mobility Inc. (VMI), a company that is developing certain telecommunications messaging systems. As a result of the transaction the original shareholders of VMI became the controlling shareholders of the Company. Generally accepted accounting principles require that consolidated financial statements of a company prepared after such a reverse takeover should be those of the "legal subsidiary", in this case VMI, but issued under the name of the "legal parent", Voice Mobility International, Inc.(VMII)(previously Equity Capital Group, Inc.). These consolidated financial statements have therefore been prepared on the basis that VMI was the acquirer and reflect a continuation of the financial statements of VMI. The cost of the Company's investment in VMI has been treated as a reduction in the amount of paid in capital in the consolidated financial statements. The number of shares issued and outstanding reflects the number of VMII shares issued and outstanding including the number of shares issued to reflect the reverse takeover. Comparative amounts are as previously reported by VMI and have not been restated to reflect the current method of consolidation.

Note 3 - Year-end

     VMI has a December 31 year-end. Accordingly, as these consolidated financial statements reflect a continuation of VMI, these financial statements are for the six month period ended June 30, 1999 with the comparative figures for the six month period ended June 30, 1998.

Note 4 - Currency

     The financial information provided in these statements are reported in United States dollars. Monetary assets and liabilities of the Company denominated in foreign currencies are translated at the year end exchange rates. Retained earnings are translated using the average exchange rate prevalent in the respective periods, and any differences are recognized on the Balance Sheet as currency translation gains or (losses). Other assets, liabilities, revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses are recognized on income.

Note 5 - Weighted Average Loss per share

     The Company has adopted SFAS No 128, "Earnings Per Share." Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period and includes common shares issued subsequent to the period end for which all consideration had been received prior to the period end and which no other contingencies existed. Basic loss per share excludes any dilutive effects of options. Diluted loss per share is equal to the basic loss per share as the effect of the stock options is anti-dilutive. There are no other dilutive common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive

Note 6 - Employee Stock Option Plan

     On June 29, 1999 a stock option plan was adopted by the Company authorizing an aggregate amount of 5,000,000 stock to be purchased pursuant to the exercise of options. The following stock options were issued on June 29, 1999:

                          No of common shares issuable     Exercise price ($)
Senior Management               1,150,000                        $1.00
Employees                       1,041,750                        $0.75
Employee                           40,000                        $2.72
Total                           2,706,750

     The total options outstanding as at June 30, 1999 were 2,706,750 and were exercisable upon this date. A stock option compensation cost of $3,406,538 was determined using the intrinsic method in accordance with APB25. Had compensation cost been determined based on the fair value at the grant dates for those options issued to senior management and employees, consistent with the method described in SFAS No. 123, the Company's loss and loss per share for the six months ending June 30, 1999 would have been increased to the pro forma amount indicated below:


Loss                                As reported      $4,287,508
                                    Pro Forma        $5,791,094

     The fair value of each option granted in the six months ended June 30, 1999 was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk free interest rate of 5.5%; expected volatility of 0.876 using the Company's closing stock price for the 37 days traded beginning June 29, 1999; and an expected life of five years.

     No diluted loss per common share is provided as the options are considered to be anti-dilutive.

     Subsequent to June 30, 1999 the following employee stock options were granted:

                            No. of  common shares issuable    Exercise price ($)
July 14, 1999                         35,000                       $2.81
August 3, 1999                        70,000                       $2.94
August 20, 1999                       55,000                       $2.63
September 1, 1999                     25,000                       $2.45
                                     -------
Total                                185,000






                                  PART III
                                  --------

ITEM 2.  INDEX TO EXHIBITS.
-------  ------------------

EXHIBIT NO.        DESCRIPTION OF DOCUMENT
-----------        -----------------------

3.1  Articles of Incorporation*

3.2  Articles of Amendment of Articles of Incorporation*

3.6  By-Laws*

4.1  Common Stock Certificate

4.2  Form of Warrant

10.1 Fiscal 2000 Stock Option Plan*

10.2 Employment Agreement of James Jay Hutton*

10.3 Employment Agreement of William Gardiner*

10.4 Employment Agreement of Jason Corless*

10.5 Employment Agreement of Bud Stewart*

10.6 Employment Agreement of Geof Heston*

10.7 Acquisition Agreement of Voice Mobility Inc.*

10.8 Agreement and Plan of Distribution of Equity Capital Group, Inc.*

10.9 List of Subsidiaries of Registrant (as amended)

10.10 Debt Settlement Agreement with Maritime Tel & Tel*

10.11 Voting, Support and Exchange Trust Agreement

23.1 Consent of Hoffski & Pisano*

23.2 Consent of Bedford Curry & Co.*

27.1 Financial Data Schedule*

---------------------------------

* Previously submitted
** To be submitted by amendment


                                   SIGNATURES
                                   ----------

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     VOICE MOBILITY INTERNATIONAL, INC.



Date: October 18, 1999                    By: /S/James J. Hutton
                                          -----------------------
                                          James J. Hutton, President